Filed Pursuant to Rule 424(b)(5)

Registration Statement No. 333-187885

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Shares, without par value	7,475,000	$17.25	$128,943,750	$17,588	(1)

(1)	Calculated pursuant to Rule 457(r) of the Securities Act of 1933, as amended and relates to the Registrant’s registration statement on Form S-3 (File No. 333-187885) filed on April 12, 2013. Pursuant to Rule 415(a)(6), includes previously paid registration fees of $7,457, which was paid with respect to unsold shares under the Registrant’s registration statement on Form S-3 (File No. 333-167472).

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 12, 2013)

6,500,000 Shares

Associated Estates Realty Corporation

Common Shares

We have entered into forward sale agreements with Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC, or their affiliates, which we refer to as the forward purchasers. Such forward purchasers, or affiliates thereof, at our request, are borrowing from third parties and selling to the underwriters an aggregate of 6,500,000 of our common shares, without par value. If any forward purchaser or its affiliate does not borrow and sell all of the common shares to be sold by it, we will issue and sell to the underwriters, at the initial price to the public less the underwriting discount, a number of our common shares equal to the number of common shares the forward purchaser or its affiliate does not borrow and sell.

We will not receive any proceeds from the sale of our common shares by the forward purchasers. We expect to settle the forward sale agreements and receive proceeds, subject to certain adjustments, from the sale of those common shares only upon one or more future physical settlements of the forward sale agreements on or about October 1, 2013. If we elect to cash settle the forward sale agreements, we may not receive any proceeds and we may owe cash to the forward purchasers. If we elect to net share settle the forward sale agreements, we will not receive any proceeds, and we may owe common shares to the forward purchasers. See “Underwriting – Forward Sale Agreements.”

Our common shares are listed on the New York Stock Exchange and the Nasdaq Global Market under the symbol “AEC.” On May 28, 2013, the last reported sale price of our common shares on the New York Stock Exchange was $17.97 per share and on the Nasdaq Global Market was $17.97 per share.

Subject to certain exceptions, our Second Amended and Restated Articles of Incorporation restrict ownership of more than 4% of our common shares in order to protect our status as a real estate investment trust for federal income tax purposes. See “Description of Common Shares — Restrictions on Ownership” in the accompanying prospectus.

Investing in our common shares involves certain risks. Please read “Risk Factors” beginning on page S-7 of this prospectus supplement and in the reports we file with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, incorporated by reference into this prospectus supplement and the accompanying prospectus, to read about factors you should consider before buying our common shares.

	Per Share	Total

Initial price to public	$17.25	$112,125,000

Underwriting discount	$0.69	$4,485,000

Proceeds, before expenses, to us (1)	$16.56	$107,640,000

(1)	We expect to receive net proceeds from the sale of our common shares, before estimated fees and expenses, of $107.6 million, upon full physical settlement of the forward sale agreements, which we expect will occur on or about October 1, 2013. For the purpose of calculating the aggregate net proceeds to us, we have assumed the forward sale agreements are fully physically settled based on the initial forward sale price of $16.56 per share. The forward sale price is subject to adjustment pursuant to the forward sale agreements, and the actual proceeds, if any, will be calculated as described in this prospectus supplement. Although we expect to settle the forward sale agreements entirely by the full physical delivery of our common shares in exchange for cash proceeds, we may elect cash settlement or net share settlement for all or a portion of our obligations under the forward sale agreements. See “Underwriting – Forward Sale Agreements” for a description of the forward sale agreements.

We have granted the underwriters a 30-day option from the date of this prospectus supplement, exercisable in whole or in part from time to time, to purchase up to an additional 975,000 common shares at the initial price to public less the underwriting discount. If such option is exercised, for any such exercise, the number of common shares underlying the forward sale agreements will be increased in respect of the number of common shares that are subject to the exercise of the option. In such event, if any forward purchaser or its affiliate does not borrow and sell all of the common shares to be sold by it in connection with the exercise of such option, we will issue and sell to the underwriters a number of our common shares equal to the number of common shares that the forward purchaser or its affiliate does not borrow and sell and the number of common shares underlying the relevant forward sale agreement will not be increased in respect of the number of common shares we issue and sell.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect that the common shares will be ready for delivery on or about June 3, 2013.

Joint Book-Running Managers

Citigroup	BofA Merrill Lynch	Wells Fargo Securities

Co-Lead Managers

Jefferies	Raymond James

Co-Managers

Barclays	Cantor Fitzgerald & Co.	Sandler O’Neill + Partners, L.P.

Compass Point	RBS

Prospectus Supplement dated May 29, 2013

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus required to be filed with the Securities and Exchange Commission, or the SEC. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume the information appearing in this prospectus supplement, the accompanying prospectus, any such free writing prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

Prospectus Supplement

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering and also adds to or updates the information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which provides more general information about our common shares and other securities that do not pertain to this offering of common shares. To the extent the information contained in this prospectus supplement conflicts with any information in the accompanying prospectus or any document incorporated by reference, the information in this prospectus supplement shall control. The information in this prospectus supplement may not contain all of the information that is important to you. You should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully before deciding whether to invest in our common shares.

References to “we,” “us,” “our,” “our company” and “Associated Estates” in this prospectus supplement and the accompanying prospectus are to Associated Estates Realty Corporation and its consolidated subsidiaries, unless the context otherwise requires.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by the use of forward-looking words, such as “expects,” “projects,” “believes,” “plans,” “anticipates,” “estimates,” “may,” “will” or “intends” or the negative of those words or similar words. Forward-looking statements involve inherent risks and uncertainties regarding events, conditions and financial trends that may affect our future plans of operation, business strategy, results of operations and financial position. For a discussion of factors that could cause actual results to differ from those contemplated in the forward-looking statements, please see the discussion under “Risk Factors” contained in this prospectus supplement and in the reports we file under the Exchange Act, incorporated by reference in this prospectus supplement and the accompanying prospectus.

The following factors, among others, could cause actual results to differ from those contemplated in the forward-looking statements:

•

changes in the economic climate in the markets in which we own and manage properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors;

•

elimination of, or limitations on, federal government support for Fannie Mae and/or Freddie Mac that might result in significantly reduced availability of mortgage financing sources, as well as increases in interest rates for mortgage financing;

•	our ability to refinance debt on favorable terms at maturity;

•	risks of a lessening of demand for the multifamily units we own;

•	competition from other available multifamily units, single family units available for rental or purchase, and changes in market rental rates;

•

the failure of development projects or redevelopment activities to achieve expected results due to, among other causes, construction and contracting risks, unanticipated increases in prices for materials and/or labor, and delays in project completion and/or lease-up that result in increased costs and/or reduce the profitability of a completed project;

•	the failure to enter into development joint venture arrangements on acceptable terms;

•	increases in property and liability insurance costs;

•	unanticipated increases in real estate taxes and other operating expenses;

•	weather conditions that adversely affect operating expenses;

•	expenditures that cannot be anticipated such as utility rate and usage increases, and unanticipated repairs;

•	our inability to control operating expenses or achieve increases in revenue;

•	shareholder ownership limitations that may discourage a takeover otherwise considered favorable by shareholders;

•	the results of litigation filed or to be filed against us;

•	changes in tax legislation;

•	risks of personal injury or property damage claims that are not covered by our insurance;

•	catastrophic property damage losses that are not covered by our insurance;

•	our inability to acquire properties at prices consistent with our investment criteria;

•	risks associated with property acquisitions such as failure to achieve expected results or matters not discovered in due diligence; and

•	risks related to the perception of residents and prospective residents as to the attractiveness, convenience and safety of our properties or the neighborhoods in which they are located.

We do not undertake any responsibility to update any of these factors or to announce publicly any revisions to forward-looking statements, whether as a result of new information, future events or otherwise.

SUMMARY

The following summary may not contain all of the information that is important to you. You should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully before deciding whether to invest in our common shares.

The Company

We are a fully-integrated, self-administered and self-managed equity real estate investment trust, or REIT, specializing in multifamily ownership, operation, acquisition, development, construction, disposition and property management activities. As of March 31, 2013, our operating property portfolio consisted of 51 owned apartment communities containing 13,107 units located in the Midwest, Mid-Atlantic, Southeast and Southwest. Additionally, in May 2012, in conjunction with our acquisition of land for development of an apartment community, we acquired an office building in Los Angeles, California containing approximately 78,800 total square feet of office and retail space. We operate as a REIT for federal income tax purposes and own a taxable REIT subsidiary that performs construction services for our own account. Our corporate headquarters is located at 1 AEC Parkway, Richmond Heights, Ohio 44143 and our telephone number is 216-261-5000.

Additional information regarding our company is set forth in documents on file with the SEC, available at sec.gov, and incorporated by reference in this prospectus supplement and the accompanying prospectus, as described below under the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

Recent Developments

Development Site Acquisitions. Associated Estates has entered into a joint venture agreement with Legendary Developments (“Legendary”) to develop and own a 5.6 acre site known as “950 Third,” which is adjacent to the Southern California Institute of Architecture (SCI-Arc) in the Arts District of downtown Los Angeles. We plan to build 472 apartments with ground floor retail and structured parking. The site has been entitled to accommodate the project. Legendary, who will be 50% partner with Associated Estates, contributed the land, which the joint venture valued at $30 million. We will contribute our equity to the joint venture through the funding of the pre-development and development stages. We will be responsible for development, construction management and property management for which we will be paid market fees for such services. The site is located approximately nine miles from our planned 175 unit community, known as The Desmond on Wilshire, which we acquired in May 2012.

Associated Estates has acquired a 3.36 acre site located in the South of Market (“SoMa”) neighborhood in San Francisco for $44 million. The site is fully entitled for a 408-unit apartment community that will also contain retail and structured parking. We have entered into a development agreement for the project with Halcyon, the multifamily development consultancy of Richard Lamprecht and Amir Massih, who previously led the West Coast development efforts for Archstone. We plan to own and develop the SoMa project in a joint venture, and are currently in discussion with potential joint venture partners.

There can be no assurance that we will be able to complete the developments as contemplated or at all.

Our Portfolio

The following table presents property operating data for our portfolio by market and region as of and for the three months ended March 31, 2013:

(Dollar amounts in thousands)	No. of Units	Average Age (1)	Physical Occupancy (2)	Property Revenue (3)
Midwest Properties
Indiana	836	17	97.0%	$2,219
Michigan — Southeast Michigan	1,778	20	96.6%	4,935
Michigan — Western Michigan	438	22	99.3%	1,154
Ohio — Central Ohio	2,007	22	96.4%	5,665
Ohio — Northeastern Ohio	1,303	18	96.9%	4,308

Total/Average Midwest Properties	6,362	20	96.8%	18,281

Mid-Atlantic Properties
Maryland	315	27	95.9%	1,420
Metro DC	602	18	97.0%	2,964
Virginia — Northern Virginia	1,272	8	96.4%	5,922
Virginia — Southeastern Virginia	864	7	95.0%	2,992

Total/Average Mid-Atlantic Properties	3,053	12	96.1%	13,298

Southeast Properties
Florida — Central Florida	288	10	96.5%	924
Florida — Southeast Florida	1,206	15	96.0%	4,771
Georgia	354	21	98.0%	1,112

Total/Average Southeast Properties	1,848	16	96.5%	6,807

Southwest Properties
Texas	446	15	96.2%	1,337

Total/Average Southwest Properties	446	15	96.2%	1,337

Total/Average Same Community	11,709	17	96.6%	39,723

Acquisition Properties (4)
North Carolina	760	6	96.2%	2,493
Texas	396	4	96.5%	1,393

Development Properties
Tennessee (5)	242	1	97.9%	1,072

Total/Average Portfolio	13,107	16	96.6%	$44,681

(1)	Age shown in years.
(2)	Weighted average physical occupancy is as of March 31, 2013.
(3)	Property revenue represents revenues recorded for the three months ended March 31, 2013 in accordance with accounting principles generally accepted in the United States of America.
(4)	We define acquisition properties as properties which we have owned for less than one year.
(5)	Reflects construction of 242 units at Vista Germantown in Nashville, Tennessee. Construction was completed during the second quarter 2012.

The Offering

Common shares offered by the forward purchasers or affiliates thereof	6,500,000 common shares, without par value (7,475,000 if the underwriters’ option to purchase additional common shares is exercised in full)

Common shares to be outstanding after settlement of the forward sale agreements assuming full physical settlement	56,984,004 common shares (57,959,004 common shares if the underwriters’ option to purchase additional common shares is exercised in full) (1)

Use of proceeds (2)	We will not receive any proceeds from the sale of our common shares by the forward purchasers or their affiliates.

We expect that the net proceeds from this offering will be approximately $107.1 million (after deducting fees and estimated expenses related to the forward sale agreements), subject to certain adjustments pursuant to the forward sale agreements, only upon full physical settlement of the forward sale agreements, which we expect to occur on or about October 1, 2013.

We intend to use the net proceeds, if any, from the settlement of the forward sale agreements to repay a portion of approximately $130 million of debt that is scheduled to mature on October 1, 2013, and for general corporate purposes. Pending application for the foregoing purposes, we intend to repay borrowings, if any, outstanding under our $350 million unsecured revolving credit facility, or to invest the net proceeds in short term securities.

Ownership limit	Subject to certain exceptions, our Second Amended and Restated Articles of Incorporation restrict ownership of more than 4.0% of our common shares in order to protect our status as a REIT for federal income tax purposes. See “Description of Common Shares — Restrictions on Ownership” in the accompanying prospectus.

Accounting treatment of the transaction

Before the issuance of our common shares, if any, upon settlement of the forward sale agreements, the forward sale agreements will be reflected in our diluted earnings per share calculations using the treasury stock method. Under this method, the number of our common shares used in calculating diluted earnings per share is deemed to be increased by the excess, if any, of the number of common shares that would be issued upon full physical settlement of the forward sale agreements over the number of common shares that could be purchased by us in the market (based on the average market price during the period) using the proceeds receivable upon full physical settlement (based on the adjusted forward sale price at the end of the reporting period). Consequently, we anticipate there will be no dilutive effect on our earnings per share except during periods when the average market price of our common shares is above the applicable adjusted forward sale price, which is initially $16.56 per share, subject to increase or decrease based on the federal funds rate, less a spread, and subject to decrease by amounts related to expected dividends on our common shares during the term of the forward sale agreements.

Listing	Our common shares are listed on the New York Stock Exchange and the Nasdaq Global Market under the symbol “AEC.”

Risk factors	An investment in our common shares involves risks, and prospective investors should carefully consider the matters discussed under “Risk Factors” beginning on page S-7 of this prospectus supplement and the reports we file with the SEC pursuant to the Exchange Act, incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment in our common shares.

(1)	The forward purchasers have advised us that they or their affiliates intend to acquire common shares to be sold under this prospectus supplement through borrowings from third-party stock lenders. Subject to the occurrence of certain events, we will not be obligated to deliver common shares, if any, under the forward sale agreements until final settlement of the forward sale agreements, which we expect to occur on or about October 1, 2013. Except in certain circumstances, we have the right to elect cash settlement or net share settlement under the forward sale agreements. See “Underwriting – Forward Sale Agreements” for a description of the forward sale agreements. The number of common shares to be outstanding after this offering is based on 50,484,004 common shares outstanding as of May 28, 2013, and excludes 600,020 common shares issuable upon the exercise of outstanding options and any additional common shares we may issue from and after May 28, 2013 through final settlement of the forward sale agreements.

(2)	Calculated as of May 29, 2013 (assuming that the forward sale agreements are fully physically settled based on the initial forward sale price of $16.56 per share by the delivery of 6,500,000 of our common shares and that the underwriters have not exercised their option to purchase additional common shares). The forward sale price is subject to adjustment pursuant to the forward sale agreements, and the actual proceeds are subject to settlement of the forward sale agreements.

RISK FACTORS

Before making an investment decision in our company, you should carefully consider the risks described below and in our periodic reports filed with the SEC pursuant to the Exchange Act incorporated by reference herein, including the risks described in Item 1A “Risk Factors” in our most recently filed Annual Report on Form 10-K. The risks and uncertainties described below and in such filings are not the only ones facing our company, and there may be additional risks we do not presently know of or we currently consider to be immaterial. All of these risks could adversely affect our business, financial condition, results of operations and cash flows. As a result, our ability to pay dividends on, and the market price of, our common shares may be adversely affected if any of such risks is realized.

Risks Related to the Forward Sale Agreements

Settlement provisions contained in the forward sale agreements subject us to certain risks. Each forward purchaser will have the right to accelerate its forward sale agreement (with respect to all or any portion of the transaction under the forward sale agreement that the forward purchaser determines is affected by such event) and require us to settle on a date specified by such forward purchaser if:

•	such forward purchaser is unable to, or would incur a materially increased cost to, establish, maintain or unwind its hedge position with respect to its forward sale agreement;

•

such forward purchaser determines it is unable to, or it is commercially impracticable for it to, continue to borrow a number of our common shares equal to the number of common shares underlying its forward sale agreement or that, with respect to borrowing such number of common shares, it would incur a rate that is greater than the borrow cost specified in such forward sale agreement, subject to a prior notice requirement;

•

a termination event occurs as a result of us declaring a dividend or distribution on our common shares with a cash value in excess of a specified amount per calendar year, certain non-cash dividends or a cash dividend or distribution specified as an “extraordinary” dividend by our board of directors;

•

an extraordinary event (as such term is defined in such forward sale agreement and which includes certain mergers and tender offers and the delisting of our common shares) occurs or our board of directors votes to approve or there is a public announcement of, in either case, any action that, if consummated, would constitute such an extraordinary event; or

•

certain other events of default, termination events or other specified events occur, including, among other things, any material misrepresentation made by us in connection with entering into such forward sale agreement, our bankruptcy or a change in law (as such terms are defined in such forward sale agreement).

Each forward purchaser’s decision to exercise its right to accelerate the settlement of the relevant forward sale agreement will be made irrespective of our need for capital. In such cases, we could be required to issue and deliver common shares under the physical settlement provisions or, if we so elect and such forward purchaser so permits our election, net share settlement provisions of the relevant forward sale agreement irrespective of our capital needs, which would result in dilution to our earnings per share, return on equity and dividends per share.

We expect that each forward sale agreement will settle on or about October 1, 2013, but each forward sale agreement may be settled earlier in whole or in part at our option. Each forward sale agreement will be physically settled by delivery of our common shares, unless we elect to cash settle or net share settle such forward sale agreement. Upon physical settlement or, if we so elect, net share settlement of the forward sale agreements, delivery of our common shares in connection with such physical settlement or, to the extent we are obligated to deliver our common shares, net share settlement will result in dilution to our earnings per share and return on equity. If we elect cash settlement or net share settlement with respect to all or a portion of the common shares underlying the forward sale agreements, we expect each forward purchaser (or an affiliate thereof) to purchase a number of common shares necessary to satisfy its or its affiliate’s obligation to return the common shares borrowed from third parties in connection with sales of our common shares under this prospectus supplement. In addition, the purchase of our common shares in connection with such forward purchaser or its affiliate unwinding its hedge positions could cause the price of our common shares to increase over such time (or prevent a decrease over such time), thereby increasing the amount of cash we would owe to such forward purchaser (or decreasing the amount of cash such forward purchaser would owe us) upon a cash settlement of the relevant forward sale agreement or the number of common shares we would deliver to such forward purchaser (or decreasing the number of common shares such forward purchaser would deliver to us) upon net share settlement of the relevant forward sale agreement. The forward sale price we expect to receive upon physical settlement of the forward sale agreements will be subject to adjustment on a daily basis based on a floating interest rate factor equal to the federal funds rate less a spread, and will be decreased based on amounts related to expected dividends on our common shares during the term of the forward sale agreements. If the federal funds rate is less than the spread on any day, the interest factor will result in a daily reduction of the forward sale price. As of the date of this prospectus supplement, the federal funds rate was less than the spread. If the market value of our common shares during the relevant valuation period under the respective forward sale agreement is above the relevant forward sale price, in the case of cash settlement, we would pay the forward purchaser under such forward sale agreement an amount in cash equal to the difference or, in the case of net share settlement, we would deliver to such forward purchaser a number of common shares having a value equal to the difference. Thus, we could be responsible for a potentially substantial cash payment. If the market value of our common shares during the relevant valuation period under the respective forward sale agreement is below the relevant forward sale price, in the case of cash settlement, we would be paid the difference in cash by the forward purchaser under such forward sale agreement or, in the case of net share settlement, we would receive from such forward purchaser a number of common shares having a value equal to the difference. See “Underwriting – Forward Sale Agreements” for information on the forward sale agreements.

In case of our bankruptcy or insolvency, the forward sale agreements will automatically terminate, and we would not receive the expected proceeds from the sale of our common shares. If we file for or consent to a proceeding seeking a judgment in bankruptcy or insolvency or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or we or a regulatory authority with jurisdiction over us presents a petition for our winding-up or liquidation, and we consent to such a petition, the forward sale agreements will automatically terminate. If the forward sale agreements so terminate, we would not be obligated to deliver to the relevant forward purchaser any common shares not previously delivered, and the relevant forward purchaser would be discharged from its obligation to pay the relevant forward sale price per share in respect of any common shares not previously settled. Therefore, to the extent there are any common shares with respect to which the forward sale agreements have not been settled at the time of the commencement of any such bankruptcy or insolvency proceedings, we would not receive the relevant forward sale price per share in respect of those common shares.

Risks Related to This Offering

The market price of our common shares may fluctuate or decline significantly. The market price of our common shares may fluctuate or decline significantly in response to many factors, including those set forth under “Cautionary Statement Regarding Forward-Looking Statements” as well as:

•	actual or anticipated changes in operating results or business prospects;

•	changes in earnings estimates by securities analysts;

•	an inability to meet or exceed securities analysts’ estimates or expectations;

•	difficulties or inability to access capital or extend or refinance existing debt;

•	decreasing (or uncertainty in) real estate valuations;

•	publication of research reports about us or the real estate industry;

•	changes in analyst ratings or our credit ratings;

•	conditions or trends in our industry or sector;

•	the performance of other multifamily residential REITs and related market valuations;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives;

•	shareholder ownership limitations that may discourage a takeover otherwise considered favorable by shareholders;

•	hedging or arbitrage trading activity in our common shares;

•	actions by institutional shareholders;

•	changes in interest rates;

•	capital commitments;

•	additions or departures of key personnel;

•	future sales of our common shares or securities convertible into, or exchangeable or exercisable for, our common shares;

•	the realization of any of the other risk factors included or incorporated by reference in this prospectus supplement and the accompanying prospectus; and

•	general market and economic conditions.

This offering will have a dilutive effect on our earnings per share and our funds from operations per share. We anticipate the issuance of common shares in this offering will have a dilutive effect on our 2013 earnings per share and our funds from operations, as adjusted, per share, and could cause the market price of our common shares to decline significantly.

There may be future dilution of our common shares. Our board of directors is authorized under our Second Amended and Restated Articles of Incorporation, as amended, to, among other things, authorize the issuance of additional common shares or preferred shares or securities convertible or exchangeable into equity securities, without shareholder approval. We may issue such additional equity or convertible securities to raise additional capital. Holders of our common shares have no preemptive rights that entitle them to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders. We cannot predict the size of future issuances or sales of our common shares or other related equity securities into the public market or the effect, if any, that such issuances or sales may have on the market price of our common shares.

We may issue debt and equity securities or securities convertible into equity securities, any of which may be senior to our common shares as to distributions and in liquidation. In the future, we may issue additional debt or equity securities or securities convertible into or exchangeable for equity securities, or we may enter into debt-like financing that is unsecured or secured by up to all of our multifamily apartment communities. Such securities may be senior to our common shares as to distributions. In addition, in the event of our liquidation, our lenders and holders of our debt and preferred securities would receive distributions of our available assets before distributions to the holders of our common shares.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common shares by the forward purchasers or their affiliates. Assuming full physical settlement of the forward sale agreements at an initial forward sale price of $16.56 per share, and that the underwriters have not exercised their option to purchase additional common shares, we expect to receive net proceeds of approximately $107.1 million (after deducting estimated fees and expenses related to this offering and the forward sale agreements), subject to certain adjustments pursuant to the forward sale agreements, upon settlement of the forward sale agreements, which settlement we expect will occur on or about October 1, 2013. The forward sale price we expect to receive upon physical settlement of the forward sale agreements will be subject to adjustment on a daily basis based on a floating interest rate factor equal to the federal funds rate less a spread, and will be decreased based on amounts related to expected dividends on our common shares during the term of the forward sale agreements. If the federal funds rate is less than the spread on any day, the interest factor will result in a daily reduction of the forward sale price. As of the date of this prospectus supplement, the federal funds rate was less than the spread.

We intend to use the net proceeds, if any, from the settlement of the forward sale agreements to repay a portion of approximately $130 million of debt that is scheduled to mature on October 1, 2013 and for general corporate purposes. This debt has an interest rate of 6.1%. Pending application for the foregoing purposes, we intend to repay borrowings, if any, outstanding under our $350 million unsecured revolving credit facility, or to invest the net proceeds in short term securities. As of March 31, 2013, we had no borrowings outstanding under our unsecured revolving credit facility. Our unsecured revolving credit facility will mature in January 2016.

If, however, we elect to cash settle the forward sale agreements, we would expect to receive an amount of net proceeds that is significantly lower than the estimate included under this caption, and we may not receive any net proceeds (or may owe cash to the forward purchasers). If we elect to net share settle the forward sale agreements in full, we would not receive any proceeds from the forward purchasers.

Before the issuance of our common shares, if any, upon settlement of the forward sale agreements, the forward sale agreements will be reflected in our diluted earnings per share calculations using the treasury stock method. Under this method, the number of our common shares used in calculating diluted earnings per share is deemed to be increased by the excess, if any, of the number of common shares that would be issued upon full physical settlement of the forward sale agreements over the number of common shares that could be purchased by us in the market (based on the average market price during the period) using the proceeds receivable upon full physical settlement (based on the adjusted forward sale price at the end of the reporting period).

Affiliates of certain of the underwriters, including Citigroup Global Market, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC, Raymond James & Associates, Inc. and RBS Securities Inc., are among several lenders under our unsecured revolving credit facility. To the extent any portion of the net proceeds from the settlement of the forward sale agreements is used to repay amounts drawn on this facility, such affiliates will receive a pro rata portion of such proceeds. See “Underwriting.”

PRICE RANGE FOR OUR COMMON SHARES

The high and low sale prices per share of our common shares and declared dividends per common share for the quarterly periods indicated were as follows:

	High	Low	Dividends
2013:
First	$18.67	$15.74	$0.19
Second (through May 28, 2013)	19.09	17.33	0.19
2012:
First	$17.09	$14.80	$0.17
Second	17.51	14.30	0.18
Third	15.60	14.24	0.18
Fourth	16.13	14.25	0.18
2011:
First	$16.50	$14.36	$0.17
Second	16.97	15.42	0.17
Third	18.85	14.58	0.17
Fourth	17.43	14.26	0.17

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement, the underwriters named below, for whom Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC are acting as representatives, have severally agreed to purchase, and the forward purchasers, or their affiliates, have agreed to sell them, the number of common shares indicated in the table below:

Underwriter	Number of Common Shares
Citigroup Global Markets Inc.	1,950,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,300,000
Wells Fargo Securities, LLC.	975,000
Jefferies LLC	715,000
Raymond James & Associates, Inc.	715,000
Barclays Capital Inc.	325,000
Cantor Fitzgerald & Co.	195,000
Sandler O’Neill & Partners, L.P.	195,000
Compass Point Research & Trading, LLC	65,000
RBS Securities Inc.	65,000

Total	6,500,000

The underwriters are offering the common shares subject to their acceptance of the common shares from the forward purchasers, or their affiliates, and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the common shares offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common shares offered by this prospectus supplement if any such common shares are taken, other than those common shares covered by the option described below.

Common shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover page of this prospectus supplement. Any common shares sold by the underwriters to securities dealers may be sold at a discount from the initial price to public not to exceed $0.414 per share. If all the common shares are not sold at the initial price to public, the underwriters may change the offering price and the other selling terms.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 975,000 additional common shares at the price to public less the underwriting discount. If such option is exercised, for any such exercise, the number of common shares underlying the forward sale agreements will be increased in respect of the number of common shares that are subject to the exercise of the option. In such event, if any forward purchaser or its affiliate does not borrow and sell all of the common shares to be sold by it in connection with the exercise of such option, we will issue and sell to the underwriters a number of our common shares equal to the number of common shares the forward purchaser or its affiliate does not borrow and sell, and the number of common shares underlying the relevant forward sale agreement will not be increased in respect of the number of common shares we issue and sell. In such event, the representatives will have the right to postpone the closing date for the exercise of such option for one business day to effect any necessary changes to the documents or arrangements.

We and our executive officers and directors have agreed, subject to certain exceptions that, for a period of 60 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any common shares or any securities convertible into or exchangeable for our common shares. Citigroup Global Markets Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Notwithstanding the foregoing, if (i) during the last 17 days of the restricted period, we issue an earnings release or material news or a material event relating to our company occurs, or (ii) prior to the expiration of the restricted period, we announce we will release earnings results during the 16-day period beginning on the last day of the restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. However, such extension will not apply if, within three business days prior to the 15th calendar day before the last day of the restricted period, we deliver a certificate signed by our Chief Executive Officer or Chief Financial Officer, certifying that our common shares are “actively traded securities” as defined in Regulation M.

The common shares are listed on the New York Stock Exchange and the Nasdaq Global Market under the symbol “AEC.”

The following table shows the underwriting discount to be paid to the underwriters in connection with this offering.

	No Exercise	Full Exercise
Per share	$0.69	$0.69
Total	$4,485,000	$5,157,750

The information in the table above assumes (a) either no exercise or full exercise by the underwriters of their option to purchase additional common shares and (b) that the forward sale agreements are fully physically settled based upon the initial forward sale price of $16.56 per share. If we physically settle the forward sale agreements based upon the initial forward sale price, we expect to receive net proceeds of approximately $107.1 million (assuming that the underwriters have not exercised their option to purchase additional common shares and after deducting fees and estimated expenses related to the forward sale agreements), subject to certain adjustments as described below, upon settlement of the forward sale agreements, which settlement we expect will occur on or about October 1, 2013.

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $500,000.

In connection with this offering, the underwriters may purchase and sell common shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the option to purchase additional common shares, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of common shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of common shares in an amount up to the number of common shares represented by the underwriters’ option to purchase additional common shares.

•	“Naked” short sales are sales of common shares in an amount in excess of the number of common shares represented by the underwriters’ option to purchase additional common shares.

•

Covering transactions involve purchases of common shares either pursuant to the option to purchase additional common shares or in the open market after the distribution has been completed in order to cover short positions.

•

To close a naked short position, the underwriters must purchase common shares in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase common shares in the open market after the distribution has been completed or must exercise the option to purchase additional common shares. In determining the source of common shares to close the covered short position, the underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which they may purchase common shares through the option to purchase additional common shares.

•	Stabilizing transactions involve bids to purchase common shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the common shares. They may also cause the price of the common shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or the Nasdaq Global Market, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters, the forward purchasers and/or their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters, the forward purchasers and/or their respective affiliates have from time to time provided, and expect to provide in the future, investment banking, commercial banking and other financial services to us and our affiliates, for which they have received and may continue to receive customary fees and commissions. In the ordinary course of their various business activities, the underwriters, the forward purchasers and/or their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of ours. The underwriters, the forward purchasers and/or their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Affiliates of certain of the underwriters, including Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC, Raymond James & Associates, Inc. and RBS Securities Inc., are among several lenders under our $350 million unsecured revolving credit facility. To the extent any portion of the net proceeds from the settlement of the forward sale agreements is used to repay amounts drawn on this facility, such affiliates will receive a pro rata portion of such proceeds.

We have agreed to indemnify severally the underwriters and the forward purchasers against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters or the forward purchasers may be required to make because of any of those liabilities.

Forward Sale Agreements

We have entered into forward sale agreements with Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC, or their affiliates, as the forward purchasers relating to an aggregate of 6,500,000 of our common shares. In connection with the execution of such forward sale agreements and at our request, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC, as agents for the forward purchasers or their affiliates, are borrowing from third parties and selling in this offering an aggregate of 6,500,000 of our common shares. If any forward purchaser or its affiliate does not borrow and sell all of the common shares to be sold by it pursuant to the terms of the underwriting agreement, we will issue and sell directly to the underwriters the number of common shares not borrowed and delivered by the relevant forward purchaser or its affiliate, and the number of common shares underlying the relevant forward sale agreement will be decreased in respect of the number of common shares we issue and sell. Under any such circumstance, the commitment of the underwriters to purchase our common shares from the forward purchasers or their affiliates, as described above, will be replaced with the commitment to purchase from us, at the price set forth on the cover page of this prospectus supplement at which the underwriters have agreed to purchase the common shares from the forward purchasers, the relevant number of common shares not borrowed and delivered by the forward purchasers or their affiliates. In such event, the underwriters will have the right to postpone the closing date for one business day to effect any necessary changes to the documents or arrangements.

We will receive an amount equal to the net proceeds from the sale of the borrowed common shares sold in this offering, subject to certain adjustments pursuant to the forward sale agreements, at the applicable forward sale price (as described below), from the forward purchasers upon full physical settlement of the forward sale agreements. We will only receive such proceeds if we elect to fully physically settle the forward sale agreements.

We expect each forward sale agreement to settle on or about October 1, 2013, subject to acceleration by the relevant forward purchasers upon the occurrence of certain events. On a settlement date, if we decide to physically settle a forward sale agreement, we will issue our common shares to the forward purchaser under its forward sale agreement at the then-applicable forward sale price. The forward sale price initially will be equal to the initial price to public less the underwriting discount per share, as set forth on the cover page of this prospectus supplement. The forward sale agreements provide that the forward sale price will be subject to increase or decrease based on the federal funds rate, less a spread, and subject to decrease by amounts related to expected dividends on our common shares during the term of the forward sale agreements. If the federal funds rate is less than the spread on any day, the interest factor will result in a daily reduction of the forward sale price. As of the date of this prospectus supplement, the federal funds rate was less than the spread.

Before settlement of the forward sale agreements, the forward sale agreements will be reflected in our diluted earnings per share, return on equity and dividends per share calculations using the treasury stock method. Under this method, the number of our common shares used in calculating diluted earnings per share, return on equity and dividends per share is deemed to be increased by the excess, if any, of the number of common shares that would be issued upon full physical settlement of the forward sale agreements over the number of common shares that could be purchased by us in the market (based on the average market price during the period) using the proceeds receivable upon full physical settlement (based on the adjusted forward sale price at the end of the reporting period). Consequently, we anticipate there will be no dilutive effect on our earnings per share, except during periods when the average market price of our common shares is above the applicable forward sale price, which is initially $16.56 per share (equal to the initial price to public less the underwriting discount per share, as set forth on the cover page of this prospectus supplement).

Except under limited circumstances described below, we have the right to elect physical, cash or net share settlement under the forward sale agreements. Although we expect to settle the forward sale agreements entirely by delivering our common shares in connection with full physical settlement, we may, subject to certain conditions, elect cash settlement or net share settlement for all or a portion of our obligations if we conclude it is in our interest to cash settle or net share settle. For example, we may conclude it is in our interest to cash settle or net share settle if we have no then current use for all or a portion of the net proceeds we would receive upon physical settlement. In addition, subject to certain conditions, we may elect to accelerate the settlement of all or a portion of the number of common shares underlying the relevant forward sale agreement. In the event we elect to cash settle or net share settle, the settlement amount will be generally related to (1) (a) the market value of our common shares during the relevant valuation period under the relevant forward sale agreement (which valuation period will consist of alternating scheduled trading days that do not coincide with the scheduled trading days comprising the valuation period under the other forward sale agreement and which market value shall be subject to certain parameters set forth in the forward sale agreements related to Rule 10b-18 under the Exchange Act) minus (b) the applicable forward sale price; multiplied by (2) the number of common shares underlying the relevant forward sale agreement subject to such cash settlement or net share settlement. If this settlement amount is a negative number, the relevant forward purchaser will pay us the absolute value of that amount or deliver to us a number of our common shares having a value equal to the absolute value of such amount. If this settlement amount is a positive number, we will pay the relevant forward purchaser that amount or deliver to such forward purchaser a number of our common shares having a value equal to such amount. In connection with any cash settlement or net share settlement, we would expect the relevant forward purchaser or its affiliate to purchase our common shares in secondary market transactions for delivery to third-party stock lenders in order to close out its, or its affiliate’s, hedge position in respect of its forward sale agreement. The purchase of our common shares in connection with a forward purchaser or its affiliate unwinding its hedge positions could cause the price of our common shares to increase over time (or prevent a decrease over time), thereby increasing the amount of cash we owe to the relevant forward purchaser (or decreasing the amount of cash such forward purchaser owes us) upon cash settlement or increasing the number of our common shares we are obligated to deliver to such forward purchaser (or decreasing the number of our common shares such forward purchaser is obligated to deliver to us) upon net share settlement. See “Risk Factors – Risks Related to the Forward Sale Agreements.”

Each forward purchaser will have the right to accelerate its forward sale agreement (with respect to all or any portion of the transaction under the forward sale agreement that the forward purchaser determines is affected by such event) and require us to settle on a date specified by such forward purchaser if (1) such forward purchaser is unable to, or would incur a materially increased cost to, establish, maintain or unwind its hedge position with respect to its forward sale agreement; (2) such forward purchaser determines it is unable to, or it is commercially impracticable for it to, continue to borrow a number of our common shares equal to the number of common shares underlying its forward sale agreement or that, with respect to borrowing such number of common shares, it would incur a rate that is greater than the borrow cost specified in such forward sale agreement, subject to a prior notice requirement; (3) a termination event occurs as a result of us declaring a dividend or distribution on our common shares with a cash value in excess of a specified amount per calendar quarter, certain non-cash dividends or a cash dividend or distribution specified as an “extraordinary” dividend by our board of directors; (4) an extraordinary event (as such term is defined in such forward sale agreement and which includes certain mergers and tender offers and the delisting of our common shares) occurs, or our board of directors votes to approve or there is a public announcement of, in either case, any action that, if consummated, would constitute such an extraordinary event; or (5) certain other events of default, termination events or other specified events occur, including, among other things, any material misrepresentation made by us in connection with entering into such forward sale agreement, our bankruptcy or a change in law (as such terms are defined in such forward sale agreement). Each forward purchaser’s decision to exercise its right to accelerate the settlement of the relevant forward sale agreement will be made irrespective of our need for capital. In such cases, we could be required to issue and deliver common shares under the physical settlement provisions or, if we so elect and such forward purchaser so permits our election, net share settlement provisions of the relevant forward sale agreement irrespective of our capital needs which would result in dilution to our earnings per share, return on equity and dividends per share. In addition, upon certain events of bankruptcy, insolvency or reorganization relating to us, the forward sale agreements will terminate without further liability of either party. Following any such termination, we would not issue any common shares and we would not receive any proceeds pursuant to the applicable forward sale agreements. See “Risk Factors – Risks Related to the Forward Sale Agreements.”

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The securities offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

The underwriters may arrange to sell securities offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so.

Neither this prospectus supplement nor the accompanying prospectus is a prospectus for the purposes of the Prospectus Directive (as defined below).

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), including each Relevant Member State that has implemented the 2010 PD Amending Directive, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of common shares will be made to the public in that Relevant Member State, except that with effect from and including the Relevant Implementation Date, offers of common shares may be made to the public in that Relevant Member State at any time:

(a) to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors,” as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of the common shares shall result in a requirement for us or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer within the European Economic Area of the common shares that are the subject of the offering contemplated in this prospectus supplement and the accompanying prospectus should only do so in circumstances in which no obligation arises for us or the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, or will authorize, the making of any offer of the common shares offered hereby through any financial intermediary, other than offers made by the underwriters that constitute the final offering of the securities contemplated in this prospectus supplement and the accompanying prospectus.

For the purposes of this provision and the buyer’s representation below, the expression an “offer to the public” in relation to the common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe for the common shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any of the common shares that are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus, will be deemed to have represented, warranted and agreed to and with the underwriters and us that:

(a) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b) in the case of any common shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the common shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors,” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the underwriters has been given to the offer or resale; or (ii) where the common shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those common shares to it is not treated under the Prospectus Directive as having been made to such persons.

In relation to the United Kingdom, each of the underwriters will be deemed to have represented and agreed that it and each of its affiliates:

(a) has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any common shares in circumstances in which section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common shares in, from or otherwise involving the United Kingdom.

This prospectus supplement, as well as any other material relating to the common shares that are the subject of the offering contemplated by this prospectus supplement, do not constitute an issue prospectus pursuant to Article 652a or 1156 of the Swiss Code of Obligations. The common shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the common shares, including, but not limited to, this prospectus supplement and the accompanying prospectus, do not claim to comply with the disclosure standards of the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

The common shares may qualify as a non-Swiss collective investment scheme pursuant to the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The common shares have not been, nor will they be, licensed for public distribution in and from Switzerland and they may only be offered, distributed or sold to “qualified investors” in accordance with the private placement exemptions set forth by the CISA and its implementing ordinance (in particular, Article 10 para. 3 CISA and Article 6 of the ordinance to CISA). We have not been licensed and are not subject to the supervision by the Swiss Financial Market Supervisory Authority FINMA (the “FINMA”). Therefore, investors in the common shares do not benefit from the specific investor protection provided by the CISA and the supervision by the FINMA.

The common shares are being offered in Switzerland by way of a private placement, that is to a small number of selected investors only, without any public offer and only to investors who do not purchase the common shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This prospectus supplement and the accompanying prospectus, as well as any other material relating to the common shares, are personal and confidential and do not constitute an offer to any other person. This prospectus supplement and the accompanying prospectus may only be used by those investors to whom they have been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. They may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

This prospectus supplement and the accompanying prospectus relate to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This prospectus supplement and the accompanying prospectus are intended for distribution only to persons of a type specified in those rules. They must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this prospectus supplement or the accompanying prospectus nor taken steps to verify the information set out in them, and has no responsibility for them. The common shares that are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the common shares offered should conduct their own due diligence on the common shares. If you do not understand the contents of this prospectus supplement and the accompanying prospectus you should consult an authorized financial adviser.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement and the accompanying prospectus by reference to the Annual Report on Form 10-K of Associated Estates Realty Corporation for the year ended December 31, 2012, and the audited statements of revenue and certain operating expenses of The Apartments at the Arboretum, 21 Forty Medical District and The Park at Crossroads included on pages 4, 7 and 10 of Associated Estates Realty Corporation’s Current Report on Form 8-K dated March 13, 2013, have been so incorporated in reliance on the reports (which the reports on the statements of revenue and certain operating expenses each express an unqualified opinion and include an explanatory paragraph referring to the purpose of that statement) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the common shares offered hereby as well as certain legal matters described under “Material Federal Income Tax Considerations” in the accompanying prospectus have been passed upon by Baker & Hostetler LLP, Cleveland, Ohio. Albert T. Adams, a director of our company, is a partner of Baker & Hostetler LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Sidley Austin LLP, New York, New York. Latham & Watkins LLP will pass upon certain legal matters for the forward purchases in connection with the forward sale agreements.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available on the Internet at the SEC’s website at sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room and its copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005. We also maintain a website at AssociatedEstates.com. Please note that all references to AssociatedEstates.com in this prospectus supplement and the accompanying prospectus are inactive textual references only and that the information contained on our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Information that we have previously filed with the SEC can be “incorporated by reference” into this prospectus supplement and the accompanying prospectus. The process of incorporation by reference allows us to disclose important information to you without duplicating that information in this prospectus supplement and the accompanying prospectus. The information we incorporate by reference is considered a part of this prospectus supplement and the accompanying prospectus. The information in this prospectus supplement and the accompanying prospectus, including any information that we incorporate by reference, will be updated and superseded automatically by our filings with the SEC after the date of this prospectus supplement and the accompanying prospectus and prior to our sale of the common shares covered by this prospectus supplement. We are incorporating by reference the filed information contained in the documents listed below:

(a)	Our Annual Report on Form 10-K for the year ended December 31, 2012;

(b)	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013;

(c)	Our Current Reports on Form 8-K filed with the SEC on January 2, 2013, January 24, 2013, January 25, 2013, March 13, 2013, April 12, 2013 and May 9, 2013; and

(d)	The description of our common shares contained in our Form 8-A dated October 14, 1993.

We are also incorporating by reference any filed information in filings we make with the SEC pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to our sale of the common shares covered by this prospectus supplement.

We will furnish without charge to each person (including any beneficial owner) to whom a prospectus supplement is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than certain exhibits). Requests for such documents should be made to:

Mail:	Associated Estates Realty Corporation
Attention: Investor Relations
1 AEC Parkway
Richmond Heights, Ohio 44143
Telephone:	216-261-5000
Website:	AssociatedEstates.com
(select “Contact AEC” option)

PROSPECTUS

Associated Estates Realty Corporation

Debt Securities, Preferred Shares,

Depositary Shares, Common Shares and

Common Share Warrants

Associated Estates Realty Corporation (the “Company”) may from time to time offer and sell in one or more offerings (i) one or more series of its unsecured debt securities (the “Debt Securities”), (ii) whole or fractional preferred shares (collectively, “Preferred Shares”) (iii) Preferred Shares represented by depositary shares (“Depositary Shares”), (iv) common shares, without par value (“Common Shares”), or (v) warrants to purchase Common Shares (“Common Share Warrants”) on terms to be determined at the time or times of offering. Debt Securities, Preferred Shares, Depositary Shares, Common Shares and Common Share Warrants (collectively, the “Offered Securities”) may be offered, separately or together, in separate classes or series, in amounts, at prices and on terms to be set forth in a supplement to this Prospectus (a “Prospectus Supplement”).

The specific terms of the Offered Securities to which this Prospectus relate will be set forth in the applicable Prospectus Supplement and will include, when applicable: (i) in the case of Debt Securities, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Company or repayment at the option of the holder thereof, terms for sinking fund payments, terms for conversion into Preferred Shares or Common Shares, and any initial public offering price; (ii) in the case of Preferred Shares, the specific class, series, title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; (iii) in the case of Depositary Shares, the whole or fractional Preferred Shares represented by each such Depositary Share; (iv) in the case of Common Shares, any initial public offering price; and (v) in the case of Common Share Warrants, the duration, offering price, exercise price and detachability features. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust (“REIT”) for federal income tax purposes.

The applicable Prospectus Supplement will also contain information, when applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by that Prospectus Supplement.

The Offered Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names and any applicable purchase price, fee, commission or discount arrangement will be set forth in or will be calculable from the information set forth in the applicable Prospectus Supplement. No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of those Offered Securities. See “Plan of Distribution” for possible indemnification arrangements with underwriters, dealers and agents.

Our common shares are listed on the New York Stock Exchange and the Nasdaq Global Market under the symbol “AEC.” Subject to certain exceptions, our Second Amended and Restated Articles of Incorporation restrict ownership of more than 4% or our common shares in order to protect our status as a REIT for federal income tax purposes.

Investing in the Offered Securities involves certain risks. See “Risk Factors” beginning on page 3 of this Prospectus and in the reports we file with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”) incorporated by reference in this Prospectus, to read about factors you should consider before purchasing any of the Offered Securities.

The Offered Securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is April 12, 2013

No person has been authorized to give any information or to make any representations in connection with this offering other than those contained or incorporated by reference in this Prospectus or an applicable Prospectus Supplement and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any underwriter, dealer or agent. This Prospectus and any applicable Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus or any Prospectus Supplement nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or thereof.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Exchange Act. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by the use of forward-looking words, such as “expects,” “projects,” “believes,” “plans,” “anticipates,” “estimates,” “may,” “will” or “intends” or the negative of those words or similar words. Forward-looking statements involve inherent risks and uncertainties regarding events, conditions and financial trends that may affect our future plans of operation, business strategy, results of operations and financial position.

The following factors, among others, could cause actual results to differ from those contemplated in the forward-looking statements:

•

changes in the economic climate in the markets in which we own and manage properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors;

•

elimination of, or limitations on, federal government support for Fannie Mae and/or Freddie Mac that may result in significantly reduced availability of mortgage financing sources, as well as increases in interest rates for mortgage financing;

•	our ability to refinance debt on favorable terms at maturity;

•	risks of a lessening of demand for the multifamily units we own;

•	competition from other available multifamily units, single family units available for rental or purchase, and changes in market rental rates;

•

the failure of development projects or redevelopment activities to achieve expected results due to, among other causes, construction and contracting risks, unanticipated increases in materials and/or labor, and delays in project completion and/or lease-up that result in increased costs and/or reduce the profitability of a completed project;

•	increases in property and liability insurance costs;

•	unanticipated increases in real estate taxes and other operating expenses;

•	weather conditions that adversely affect operating expenses;

•	expenditures that cannot be anticipated such as utility rate and usage increases and unanticipated repairs;

•	our inability to control operating expenses or achieve increases in revenue;

•	shareholder ownership limitations that may discourage a takeover otherwise considered favorable by shareholders;

•	the results of litigation filed or to be filed against us;

•	changes in tax legislation;

•	risks of personal injury claims and property damage related to mold claims that are not covered by our insurance;

•	catastrophic property damage losses that are not covered by our insurance;

•	our inability to acquire properties at prices consistent with our investment criteria;

•	risks associated with property acquisitions such as failure to achieve expected results or matters not discovered in due diligence; and

•	risks related to the perception of residents and prospective residents as to the attractiveness, convenience and safety of our properties or the neighborhoods in which they are located.

We do not undertake any responsibility to update any of these factors or to announce publicly any revisions to forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

Before making an investment decision in our Company, you should carefully consider the risks described in our periodic reports filed with the Securities and Exchange Commission pursuant to the Exchange Act, incorporated by reference herein, including the risks described in Item 1A “Risk Factors” in our most recently filed Form 10-K and in Item 1A “Risk Factors” and Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our most recently filed Form 10-Q, and as described in our other filings with the Securities and Exchange Commission. The risks and uncertainties described in such filings are not the only ones facing our Company, and there may be additional risks we do not presently know of or we currently consider to be immaterial. All of these risks could adversely affect our business, financial condition, results of operations and cash flows. As a result, the value of the Offered Securities, including our ability to pay dividends on, and the market price of, our equity securities, may be adversely affected if any of such risks are realized.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available on the Internet at the SEC’s website at sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room and its copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005. We also maintain a website at AssociatedEstates.com. Please note that all references to AssociatedEstates.com in this Prospectus are inactive textual references only and that the information contained on our website is not incorporated by reference into this Prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Information that we have previously filed with the SEC can be “incorporated by reference” into this Prospectus. The process of incorporation by reference allows us to disclose important information to you without duplicating that information in this Prospectus. The information we incorporate by reference is considered a part of this Prospectus. The information in this Prospectus, including any information that we incorporate by reference, will be updated and superseded automatically by our filings with the SEC after the date of this Prospectus. We are incorporating by reference the filed information contained in the documents listed below:

(a)	Annual Report on Form 10-K for the fiscal year ended December 31, 2012;

(b)	Current Reports on Form 8-K filed with the SEC on January 2, 2013, January 24, 2013, January 25, 2013 and March 13, 2013; and

(c)	The description of the Company’s Common Shares contained in the Company’s Form 8-A dated October 14, 1993.

We are also incorporating by reference any filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Offered Securities.

We will furnish without charge to each person (including any beneficial owner) to whom a Prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than certain exhibits). Requests for such documents should be made to:

Mail:	Associated Estates Realty Corporation
Attention: Investor Relations
1 AEC Parkway
Richmond Heights, Ohio 44143

Telephone:	216-261-5000

Website:	AssociatedEstates.com
(under “Investors” select “Contact Info” option)

THE COMPANY

We are a fully-integrated, self-administered and self-managed equity real estate investment trust, or REIT, specializing in multifamily ownership, operation, acquisition, development, construction, disposition and property management activities. As of March 31, 2013, our operating property portfolio consisted of 51 owned apartment communities containing 13,107 units located in the Midwest, Mid-Atlantic, Southeast and Southwest. Additionally, in May 2012, in conjunction with our acquisition of land for development of an apartment community, we acquired an office building in Los Angeles, California containing approximately 78,800 total square feet of office and retail space. We operate as a REIT for federal income tax purposes and own a taxable REIT subsidiary that performs construction services for our own account. Our corporate headquarters is located at 1 AEC Parkway, Richmond Heights, Ohio 44143 and our telephone number is 216-261-5000.

Additional information regarding our Company is set forth in documents on file with the SEC, available at sec.gov, and incorporated by reference in this Prospectus, as described above under the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Our ratio of earnings to fixed charges for the fiscal years ended December 31, 2012, December 31, 2011, December 31, 2010, December 31, 2009 and December 31, 2008 were as follows:

Time Period	Ratio
December 31, 2008	0.68
December 31, 2009	0.69
December 31, 2010	0.69
December 31, 2011	0.65
December 31, 2012	1.05

Our ratio of earnings to combined fixed charges and preferred stock dividends for the fiscal years ended December 31, 2012, December 31, 2011, December 31, 2010, December 31, 2009 and December 31, 2008 were as follows:

Time Period	Ratio
December 31, 2008	0.60
December 31, 2009	0.62
December 31, 2010	0.65
December 31, 2011	0.65
December 31, 2012	1.05

For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income from continuing operations before taxes. Fixed charges consist of interest costs (whether expensed or capitalized), the interest component of rental expense, the interest component of ground rent and the amortization of debt discounts and issue costs, whether expensed or capitalized. During the twelve months ended December 31, 2011, 2010, 2009, and 2008, the total dollar amount of the deficiency in the ratio of earnings to fixed charges was $11.6 million, $10.1 million, $10.6 million and $12.6 million, respectively. During the twelve months ended December 31, 2011, 2010, 2009, and 2008, the total dollar amount of the deficiency in the ratio of earnings to combined fixed charges and preferred dividends was $11.6 million, $12.1 million, $14.8 million and $17.2 million, respectively.

USE OF PROCEEDS

Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Offered Securities for general corporate purposes, which may include the acquisition or development of properties, the expansion and improvement of certain properties in the Company’s portfolio and the repayment of indebtedness.

DESCRIPTION OF DEBT SECURITIES

The Company may issue Debt Securities under an indenture (the “Indenture”) to be entered into between the Company and U.S. Bank National Association, as Trustee. A supplemental indenture entered into at the time of an offering will describe the specific terms of each series of Debt Securities to be offered, and together with the Indenture, will constitute the Indenture governing such Debt Securities. The specific terms of Debt Securities offered by any Prospectus Supplement will be detailed in such Prospectus Supplement.

The following is a summary of certain general provisions of the Indenture which does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the Indenture, supplemental indentures and Debt Securities. We have filed the form of Indenture with the SEC as an exhibit to our registration statement, of which this Prospectus is a part, and you should read the Indenture for provisions that may be important to you. See “Where You Can Find More Information” above for information on how to obtain a copy of the form of Indenture.

Capitalized terms used but not otherwise defined herein will have the meanings ascribed to them in the Indenture.

General

Debt Securities will be direct, unsecured obligations of the Company. The Indenture provides that Debt Securities issued thereunder may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Company or as established in one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of Debt Securities of such series, for issuances of additional Debt Securities of such series. Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities issued under the Indenture, and a successor Trustee may be appointed to act with respect to such series.

Reference is made to each Prospectus Supplement for the specific terms of the series of Debt Securities being offered thereby, which will include some or all of the following:

•	the title of such Debt Securities;

•	any limit on the total principal amount of such Debt Securities of the same series;

•	the Person to whom any interest on a series of Debt Securities is payable, if other than the Person to whom the Debt Security is registered;

•	the date or dates on which principal is payable;

•

the rate or rates at which any series of Debt Securities shall bear interest; the date or dates from which interest accrues; the interest payment dates; and the record date for any such interest payable;

•

if Debt Securities are floating rate Debt Securities, the interest rate basis; any applicable index currency or index maturity, spread or spread multiplier or initial base rate, maximum rate or minimum rate; the interest reset, determination, calculation and payment dates; the day count convention used to calculate interest payments for any period; the business day convention; and the calculation agent;

•

if Debt Securities are indexed Debt Securities, the principal amount, if any, we will pay at maturity, interest payment dates, the amount of interest, if any, we will pay on an interest payment date or the formula we will use to calculate these amounts, if any, and the terms on which such Debt Securities will be exchangeable for or payable in cash, securities or other property;

•

if Debt Securities may be converted into or exercised or exchanged for Common Shares, Preferred Shares or other securities of the Company or debt or equity securities of one or more third parties (and/or cash in lieu of such securities), the terms on which conversion, exercise or exchange may occur, including whether conversion, exercise or exchange is mandatory, at the option of the holder or at our option, the period during which conversion, exercise or exchange may occur, the initial conversion, exercise or exchange price or rate and the circumstances or manner in which the amount of Common Shares or Preferred Shares or other securities issuable upon conversion, exercise or exchange may be adjusted;

•	if Debt Securities are original issue discount Debt Securities, the yield to maturity and provisions relating to the accretion of the principal thereof;

•

if applicable, the circumstances under which Debt Securities may be redeemed at our option or repaid at the holder’s option before the stated maturity, including any redemption commencement date, repayment date(s), redemption price(s) and redemption period(s);

•	the authorized denominations, if other than $1,000 and integral multiples of $1,000;

•

if applicable, the circumstances under which we will pay additional amounts on any Debt Securities held by a person who is not a United States person for tax purposes and under which we can redeem the debt securities if we have to pay additional amounts;

•	the names and duties of any co-trustees, depositaries, authenticating agents, paying agents, transfer agents or registrars for Debt Securities, as applicable;

•	the currency or currencies for principal and interest, if not U.S. dollars;

•	certain additional terms with respect to declarations of acceleration upon an event of default and defeasibility of Debt Securities;

•

the depositary for Debt Securities, if other than The Depository Trust Company (“DTC”), and any circumstances under which the holder may request securities in non-global form, if we choose not to issue Debt Securities in book-entry form only;

•

any addition to, elimination of or other change to the provisions of the Indenture, as apply to Debt Securities, with respect to events of default, covenants of the Company and/or actions permitted or required to be taken by the holders of Debt Securities;

•	any benefits, rights, remedies and claims with respect to Debt Securities that persons other than the Company and the trustee may have, if applicable;

•	any provisions related to subordination of Debt Securities to other indebtedness of the Company (including other series of Debt Securities);

•	the assets, if any, that will be pledged as security for the payment of Debt Securities; and

•	any other terms of Debt Securities which could be different from those described in this Prospectus.

Redemption or Repayment

If there are any provisions regarding redemption or repayment applicable to Debt Securities, we will describe them in a Prospectus Supplement.

We or our affiliates may purchase Debt Securities from investors who are willing to sell from time to time, either in the open market at prevailing prices or in private transactions at negotiated prices. Debt Securities that we or they purchase may, at our discretion, be held, resold or canceled.

Mergers and Similar Transactions

We are generally permitted under the Indenture to merge or consolidate with another corporation or other entity. We are also permitted under the Indenture to sell all or substantially all of our assets to another corporation or other entity. With regard to any series of Debt Securities, however, we may not take any of these actions unless all the following conditions, among other things, are met:

•

If the successor entity in the transaction is not the Company, the successor entity must be organized and validly existing under the laws of the United States, any State thereof or the District of Columbia and must expressly assume our obligations under Debt Securities of that series and the Indenture.

•

Immediately after the transaction, no default under Debt Securities of that series has occurred and is continuing. For this purpose, “default under Debt Securities of that series” means an event of default with respect to that series or any event that would be an event of default with respect to that series if the requirements for giving us default notice and for our default having to continue for a specific period of time were disregarded. We describe these matters below under “—Default, Remedies and Waiver of Default.”

If the conditions described above are satisfied with respect to Debt Securities of any series, we will not need to obtain the approval of the holders of such Debt Securities in order to merge or consolidate or to sell our assets. Also, these conditions will apply only if we wish to merge or consolidate with another entity or sell all or substantially all of our assets to another entity. We will not need to satisfy these conditions if we enter into other types of transactions, including any transaction in which we acquire the stock or assets of another entity, any transaction that involves a change of control of the Company but in which we do not merge or consolidate and any transaction in which we sell less than substantially all our assets.

If we sell all or substantially all of our assets and the purchaser assumes our obligations under Debt Securities of any series and the Indenture with respect to such Debt Securities, we will be released from all our liabilities and obligations under such Debt Securities and the Indenture with respect thereto.

Defeasance, Covenant Defeasance and Satisfaction and Discharge

When we use the term defeasance, we mean discharge from some or all of our obligations under the Indenture. If we deposit with the trustee funds or government securities, or if so provided in the applicable Prospectus Supplement, obligations other than government securities, sufficient to make payments on any series of Debt Securities on the dates those payments are due and payable and other specified conditions are satisfied, then, at our option, either of the following will occur:

•	we will be discharged from our obligations with respect to Debt Securities of such series (“legal defeasance”); or

•	we will be discharged from any covenants we make in the Indenture for the benefit of such Debt Securities and the related events of default will no longer apply to us (“covenant defeasance”).

If we legally defease any series of Debt Securities, the holders of such Debt Securities will not be entitled to the benefits of the Indenture, except for our obligations to register the transfer or exchange of such Debt Securities, replace stolen, lost or mutilated certificates or maintain paying agencies and hold moneys for payment in trust. In case of covenant defeasance, our obligation to pay principal, premium and interest on the applicable series of Debt Securities will also survive, as may other provisions depending on the nature of the defeasance.

We will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the applicable series of Debt Securities to recognize gain or loss for federal income tax purposes. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the United States Internal Revenue Service or a change in law to that effect.

Default, Remedies and Wavier of Default

Unless otherwise specified in the applicable Prospectus Supplement, when we refer to an event of default with respect to any series of Debt Securities, we mean any of the following:

•	we do not pay the principal or any premium on any such Debt Securities when due at its stated maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

•	we do not pay interest on Debt Securities within 30 days after the due date;

•

we remain in breach of our covenants regarding mergers or sales of substantially all of our assets or any other covenant we make in the Indenture for the benefit of such Debt Securities, for a period of 60 days after we receive a notice of default stating that we are in breach and requiring us to remedy the breach within a specified time after receipt of such notice. The notice must be sent by the trustee or the holders of at least 25% in principal amount of the relevant series of Debt Securities;

•	we file for bankruptcy or other events of bankruptcy, insolvency or reorganization relating to the Company occur;

•	if the applicable Prospectus Supplement states that any additional event of default applies to such Debt Securities, that event of default occurs.

We may change, eliminate, or add to the events of default with respect to any particular series or any particular Debt Securities, as indicated in the applicable Prospectus Supplement.

If an event of default occurs, the trustee will have special duties. In that situation, the trustee will be obligated to use those of its rights and powers under the Indenture, and to use the same degree of care and skill in doing so, that a prudent person would use in that situation in conducting his or her own affairs.

Except as otherwise specified in the applicable Prospectus Supplement, if an event of default has occurred with respect to any series of Debt Securities and has not been cured or waived, the trustee or the holders of not less than 25% in principal amount of all such Debt Securities then outstanding may declare the entire principal amount of such Debt Securities to be due immediately. Except as otherwise specified in the applicable Prospectus Supplement, if the event of default occurs because of events in bankruptcy, insolvency or reorganization relating to the Company, the entire principal amount of Debt Securities of that series will be automatically accelerated, without any action by the trustee or any holder.

Each of the situations described above is called an acceleration of the stated maturity of the affected series of Debt Securities. Except as otherwise specified in the applicable Prospectus Supplement, if the stated maturity of any series is accelerated and a judgment for payment has not yet been obtained, the holders of a majority in principal amount of such Debt Securities may cancel the acceleration for the entire series. These majority holders may also direct the trustee in performing any other action under the Indenture with respect to the debt securities of that series.

Except as described in the prior paragraph, the trustee is not required to take any action under the Indenture at the request of any holders unless the holders offer the trustee protection satisfactory to it from loss, liability or expense.

Before a holder may take steps to enforce its rights or protect its interests relating to Debt Securities, all of the following must occur:

•	the holder must give the trustee written notice that an event of default has occurred with respect to Debt Securities,and the event of default must not have been cured or waived;

•

the holders of at least 25% in principal amount of all such Debt Securities must request that the trustee take action because of the default, and they or other holders must offer to the trustee indemnity reasonably satisfactory to the trustee against the cost and other liabilities of taking that action;

•	the trustee must not have taken action for 60 days after the above steps have been taken; and

•	during those 60 days, the holders of a majority in principal amount of such Debt Securities must not have given the trustee directions that are inconsistent with such request.

Book-entry and other indirect owners should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of the maturity.

Waiver of Default

The holders of a majority in principal amount of Debt Securities may by notice to the trustee waive an existing default and its consequences for all Debt Securities of that series except (i) a default in the payment of the principal of or interest on Debt Securities (ii) a default arising from the failure to redeem or purchase Debt Securities when required pursuant to the Indenture or (iii) a default in respect of a provision that under the Indenture cannot be amended without the consent of each affected security holder. If this happens, the default is deemed cured, but no such waiver shall extend to any subsequent or other default or impair any consequent right.

Annual Information about Defaults to the Trustee

We will furnish to the trustee within 120 days after the end of each fiscal year a certificate indicating whether the signers thereof know of any default that occurred in the previous year.

Modifications and Waivers

Changes Requiring Each Holder’s Approval

We and the trustee may amend the Indenture or a series of Debt Securities with the written consent of the holders of at least a majority in principal amount of such of Debt Securities then outstanding. However, without the consent of each holder affected thereby, an amendment or waiver may not:

•

change the stated maturity of, or any installment of principal of or interest on, Debt Securities, or reduce the principal amount of, the rate of interest on or any premium payable upon the redemption of Debt Securities;

•	permit redemption of Debt Securities if not previously permitted;

•	change the location for, or currency of, any payment on Debt Securities;

•	change the ranking or priority of Debt Securities that would adversely affect the holders;

•	impair the right of any holder to institute suit for the enforcement of any payment on or with respect to such holder’s Debt Securities;

•	reduce the amount of Debt Securities whose holders must consent to an amendment; or

•	change the amendment provisions which require each holder’s consent or the waiver provisions.

Changes Not Requiring Approval

We and the trustee may amend the Indenture or Debt Securities without notice to or consent of any holder:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to provide for the assumption by a successor corporation of the obligations of the Company under the Indenture;

•	to add to the covenants of the Company for the benefit of the holders of Debt Securities or to surrender any right or power conferred upon the Company;

•	to add additional events of default for the benefit of the holders of Debt Securities;

•	to provide for uncertificated Debt Securities in addition to or in place of certificated Debt Securities;

•	to secure Debt Securities;

•	to establish the form or terms of any series of Debt Securities as permitted under the Indenture;

•

to evidence and provide for the acceptance of appointment by a successor trustee or to facilitate the administration of the trusts under the Indenture by more than one trustee, pursuant to the requirements of the Indenture;

•	to facilitate the issuance, payment or conversion of Debt Securities that by their terms may be converted into securities or other property other than securities of the same series;

•	to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

•

to make any amendment to the provisions of the Indenture relating to the transfer and legending of Debt Securities; provided, however, that (a) compliance with the Indenture as so amended would not result in Debt Securities being transferred in violation of the Securities Act or any other applicable securities law and (b) such amendment does not materially and adversely affect the rights of holders to transfer Debt Securities; or

•	to make any other change that does not adversely affect the rights of any holder of Debt Securities in any material respect.

Changes Requiring Majority Approval

Any other change to the Indenture as it relates to a series of Debt Securities and would require the approval by the holders of a majority in principal amount of all such Debt Securities.

Special Rules for Action by Holders

Only holders of outstanding Debt Securities of the applicable series will be eligible to take any action under the Indenture, such as giving a notice of default, declaring an acceleration, approving any change or waiver or giving the trustee an instruction with respect to such Debt Securities. Also, we will count only outstanding Debt Securities in determining whether the various percentage requirements for taking action have been met. Any Debt Securities owned by us or any of our affiliates or surrendered for cancellation or for payment or redemption of which money has been set aside in trust are not deemed to be outstanding. Any required approval or waiver must be given by written consent.

In some situations, we may follow special rules in calculating the principal amount of Debt Securities that are to be treated as outstanding for the purposes described above. This may happen, for example, if the principal amount is payable in a non-U.S. dollar currency, increases over time or is not to be fixed until maturity.

We will generally be entitled to set any day as a record date for the purpose of determining the holders that are entitled to take action under the Indenture. In certain limited circumstances, only the trustee will be entitled to set a record date for action by holders. If we or the trustee sets a record date for an approval or other action to be taken by holders, that vote or action may be taken only by persons or entities who are holders on the record date and must be taken during the period that we specify for this purpose, or that the trustee specifies if it sets the record date. We or the trustee, as applicable, may shorten or lengthen this period from time to time. This period, however, may not extend beyond the 180th day after the record date for the action. In addition, record dates for any global Debt Security may be set in accordance with procedures established by the depositary from time to time. Accordingly, record dates for global Debt Securities may differ from those for other Debt Securities.

Form, Exchange and Transfer

If any Debt Securities cease to be issued in registered global form, they will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	unless we indicate otherwise in the applicable Prospectus Supplement, in denominations of $1,000 and integral multiples of $1,000.

Holders may exchange their Debt Securities for Debt Securities of smaller denominations or combined into fewer Debt Securities of larger denominations, as long as the total principal amount is not changed. Holders may not exchange Debt Securities for securities of a different series or having different terms, unless permitted by the terms of that series and described in the applicable Prospectus Supplement.

Holders may exchange or transfer their Debt Securities at the office of the trustee. They may also replace lost, stolen, destroyed or mutilated Debt Securities at that office. We have appointed the trustee to act as our agent for registering Debt Securities in the names of holders and transferring and replacing Debt Securities. We may appoint another entity to perform these functions or perform them ourselves.

Holders will not be required to pay a service charge to transfer or exchange Debt Securities, but they may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange, and any replacement, will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership. The transfer agent may require an indemnity before replacing any Debt Securities.

If we have designated additional transfer agents for Debt Securities, they will be named in the applicable Prospectus Supplement. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

If Debt Securities of any series are redeemable and we redeem less than all such Debt Securities, we may block the transfer or exchange of such Debt Securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers of or exchange Debt Securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of Debt Securities being partially redeemed.

If Debt Securities are issued as a global Debt Securities, only DTC or another depositary will be entitled to transfer and exchange such Debt Securities as described in this subsection, because the depositary will be the sole holder of Debt Securities.

The rules for exchange described above apply to exchange of Debt Securities for other Debt Securities of the same series and kind. If Debt Securities are convertible, exercisable or exchangeable into or for a different kind of security, such as one that we have not issued, or for other property, the rules governing that type of conversion, exercise or exchange will be described in the applicable Prospectus Supplement.

Payments

We will pay interest, principal and other amounts payable with respect to Debt Securities of any series to the holders of record of such Debt Securities as of the record dates and otherwise in the manner specified below or in the Prospectus Supplement.

We will make payments on a global Debt Securities in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will pay directly to the depositary, or its nominee, and not to any indirect owners who own beneficial interests in the global Debt Securities. An indirect owner’s right to receive payments will be governed by the rules and practices of the depositary and its participants.

For non-global Debt Securities in registered form, we will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder at his or her address shown on the trustee’s records as of the close of business on the regular record date. We will make all other payments by check at the paying agent described below, against surrender of Debt Securities. All payments by check will be made in next-day funds—i.e., funds that become available on the day after the check is cashed.

Alternatively, if any non-global Debt Securities has a face amount of at least $1,000,000 and the holder asks us to do so, we will pay any amount that becomes due on Debt Securities by wire transfer of immediately available funds to an account at a bank in New York City, on the due date. To request wire payment, the holder must give the paying agent appropriate wire transfer instructions at least five business days before the requested wire payment is due. In the case of any interest payment due on an interest payment date, the instructions must be given by the person or entity who is the holder on the relevant regular record date. In the case of any other payment, payment will be made only after Debt Securities is surrendered to the paying agent. Any wire instructions, once properly given, will remain in effect unless and until new instructions are given in the manner described above.

Book-entry and other indirect owners should consult their banks or brokers for information on how they will receive payments on Debt Securities.

Regardless of whom acts as paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to a holder will be repaid to us. After that two-year period, the holder may look only to us for payment and not to the trustee, any other paying agent or anyone else.

Paying Agents

We may appoint one or more financial institutions to act as our paying agents, at whose designated offices Debt Securities in non-global entry form may be surrendered for payment at maturity. We call each of those offices a paying agent. We may add, replace or terminate paying agents from time to time. We may also choose to act as our own paying agent. We will specify in the applicable Prospectus Supplement the initial location of each paying agent for Debt Securities. We must notify the trustee of changes in the paying agents.

Notices

Notices to be given to holders of global Debt Securities will be given only to the depositary, in accordance with its applicable policies as in effect from time to time. Notices to be given to holders of Debt Securities not in global form will be sent by mail to the respective addresses of such holders as they appear in the trustee’s records, and will be deemed given when mailed. Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

Book-entry and other indirect owners should consult their banks or brokers for information on how they will receive notices.

Our Relationship With the Trustee

The applicable Prospectus Supplement will describe any material relationships we may have with the trustee with respect to Debt Securities.

Governing Law

The Indenture and Debt Securities will be governed by New York law.

Form of Debt Securities

Debt Securities will be represented by either one or more global Debt Securities registered in the name of The Depository Trust Company, as Depositary (the “Depositary”), or a nominee (we will refer to Debt Securities represented by a global debt security as “book-entry Debt Securities”), or a certificate issued in definitive registered form (we will refer to Debt Securities represented by a certificated security as “certificated Debt Securities”) as set forth in the applicable Prospectus Supplement. Except as set forth under the heading “—Global Debt Securities and Book-Entry System,” below, book-entry Debt Securities will not be issuable in certificated form.

Global Debt Securities and Book-Entry System

Each global debt security representing book-entry Debt Securities will be issued to the Depositary or a nominee and registered in the name of the Depositary or a nominee.

The Depositary has indicated it intends to follow the following procedures with respect to book-entry Debt Securities.

Ownership of beneficial interests in book-entry Debt Securities will be limited to persons that have accounts with the Depositary for the related global Debt Securities (“participants”) or persons that may hold interests through participants. Upon the issuance of the global Debt Securities, the Depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of book-entry Debt Securities represented by such global debt security beneficially owned by such participants.

The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of the book-entry Debt Securities. Ownership of book-entry Debt Securities will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary for the related global Debt Securities (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of Debt Securities take physical delivery of such Debt Securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in book-entry Debt Securities.

So long as the Depositary for global Debt Securities, or its nominee, is the registered owner of that global Debt Securities, the Depositary or its nominee, as the case may be, will be considered the sole owner or holder of book-entry Debt Securities represented by such global Debt Securities for all purposes under the Indenture. Except as described below, beneficial owners of book-entry Debt Securities will not be entitled to have securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing securities and will not be considered the owners or holders of those securities under the Indenture. Accordingly, each person beneficially owning book-entry Debt Securities must rely on the procedures of the Depositary for related global Debt Securities and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture.

We understand, however, that under existing industry practice, the Depositary will authorize the persons on whose behalf it holds global Debt Securities to exercise certain rights of holders of Debt Securities, and the Indenture provides that we, the trustee and our respective agents will treat as the holder of a Debt Securities the persons specified in a written statement of the Depositary with respect to such global Debt Securities for purposes of obtaining any consents, declarations, waivers or directions required to be given by holders of the Debt Securities pursuant to the Indenture.

We will make payments of principal of, and premium and interest, if any, on book-entry Debt Securities to the Depositary or its nominee, as the case may be, as the registered holder of related global Debt Securities. The Company, the trustee and any other agent of ours or agent of the trustee will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in global Debt Securities or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

We expect that the Depositary, upon receipt of any payment of principal of, premium or interest, if any, on global Debt Securities, will immediately credit participants’ accounts with payments in amounts proportionate to the respective amounts of book-entry Debt Securities held by each participant as shown on the records of the Depositary. We also expect that payments by participants to owners of beneficial interests in book-entry Debt Securities held through those participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

We will issue certificated Debt Securities in exchange for global Debt Securities only if (i) the Depositary notifies us that it is unwilling or unable to continue as Depositary for such global Debt Securities or if at any time such Depositary ceases to be a clearing agency registered under the Exchange Act, and, in either case, we fail to appoint a successor Depositary registered as a clearing agency under the Exchange Act within 90 days of such event or (ii) we execute and deliver to the trustee an officers’ certificate to the effect that such global Debt Securities shall be so exchangeable. Any certificated Debt Securities issued in exchange for global Debt

Securities will be registered in such name or names as the Depositary shall instruct the trustee. We expect that such instructions will be based upon directions received by the Depositary from participants with respect to ownership of book-entry Debt Securities relating to such global Debt Securities.

We have obtained the foregoing information concerning the Depositary and the Depositary’s book-entry system from sources we believe to be reliable, but we take no responsibility for the accuracy of this information.

DESCRIPTION OF COMMON SHARES

General

The Second Amended and Restated Articles of Incorporation of the Company, as amended and supplemented to date (the “Articles”) authorize the issuance of up to 91,000,000 Common Shares, without par value. As of April 2, 2013, there were 50,368,193 Common Shares issued and outstanding. In addition, up to 600,020 Common Shares have been reserved for issuance upon the exercise of options under the Company’s employee share option plans of which zero Common Shares have been reserved for issuance upon the exercise of options granted to the Company’s independent directors. Furthermore, as of April 2, 2013, 296,492 Common Shares have been reserved for issuance under the executive deferred compensation plan and 255,309 Common Shares have been reserved for issuance under the directors’ deferred compensation plan. Common Shares are listed on the NYSE and the Nasdaq Global Market under the symbol “AEC.” Wells Fargo Shareowner Services, a division of Wells Fargo Bank, N.A. is the transfer agent and registrar of Common Shares.

The following description of Common Shares sets forth certain general terms and provisions of Common Shares to which any Prospectus Supplement may relate, including a Prospectus Supplement providing that Common Shares will be issuable upon conversion of Debt Securities or Preferred Shares or upon the exercise of Common Share Warrants. The statements below describing Common Shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Articles and the Company’s Amended and Restated Code of Regulations (the “Code of Regulations”).

Holders of Common Shares are entitled to receive dividends, when, as and if declared by the Board of Directors of the Company, out of funds legally available therefore. The payment and declaration of dividends on Common Shares and purchases thereof by the Company will be subject to certain restrictions if the Company fails to pay dividends on any outstanding Preferred Shares. See “Description of Preferred Shares.” The holders of Common Shares, upon any liquidation, dissolution or winding-up of, or any distribution of the assets of the Company, are entitled to receive ratably any assets remaining after payment in full of all liabilities of the Company, including the preferential amounts owing with respect to any Preferred Shares. Common Shares possess ordinary voting rights, with each share entitling the holder thereof to one vote. Holders of Common Shares do not have cumulative voting rights in the election of directors and do not have preemptive rights.

All Common Shares now outstanding are, and any Common Shares offered hereby when issued will be, fully paid and nonassessable. The Articles provide that, except in certain specified instances, no director of the Company will be personally liable to the Company or any of its shareholders for monetary damages for breach of any fiduciary duty as a director. However, this provision may not limit the availability of monetary relief for violations of securities laws, and does not limit the availability of non-monetary relief.

Restrictions on Ownership

With certain limited exceptions, the Articles prohibit the ownership of more than 4% of our outstanding Common Shares and more than 9.8% of the shares of any series of any class of outstanding Preferred Shares by any person, unless we grant a waiver. See “Risk Factors” and Article IV of the Articles for further information.

Shareholder Rights Plan

Each Common Share trades with a Preferred Share purchase right pursuant to the shareholder rights agreement between the Company and Wells Fargo Shareowner Services, a division of Wells Fargo Bank, N.A. Each Preferred Share purchase right entitles the holder to purchase a unit consisting of one one-thousandth of a Class B Series I Cumulative Preferred Share. The rights are not currently exercisable, but will become exercisable if any person or group becomes the beneficial owner of, or announces an offer to acquire, 15% or more of our outstanding Common Shares.

DESCRIPTION OF COMMON SHARE WARRANTS

The Company may issue Common Share Warrants for the purchase of Common Shares. Common Share Warrants may be issued independently or together with any other Offered Securities, and may be attached to or separate from such Offered Securities. Each series of Common Share Warrants will be issued under a separate warrant agreement (each, a “Warrant Agreement”) to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the “Warrant Agent”). The Warrant Agent will act solely as an agent of the Company in connection with Common Share Warrants, and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Common Share Warrants. The following sets forth certain general terms and provisions of Common Share Warrants offered hereby. Further terms of Common Share Warrants and the applicable Warrant Agreements will be set forth in the applicable Prospectus Supplement.

The applicable Prospectus Supplement will describe the terms of Common Share Warrants in respect of which this Prospectus is being delivered, including, when applicable, the following: (1) the title of such Common Share Warrants; (2) the aggregate number of such Common Share Warrants; (3) the price or prices at which such Common Share Warrants will be issued; (4) the number of Common Shares purchasable upon exercise of such Common Share Warrants; (5) the designation and terms of the other Offered Securities with which such Common Share Warrants are issued and the number of such Common Share Warrants issued with each of such Offered Securities; (6) the date, if any, on and after which such Common Share Warrants and the related Common Shares will be separately transferable; (7) the price at which each Common Share purchasable upon exercise of such Common Shares Warrants may be purchased; (8) the date on which the right to exercise such Common Share Warrants shall commence and the date on which such right shall expire; (9) the minimum or maximum amount of such Common Share Warrants which may be exercised at any one time; (10) information with respect to book-entry procedures, if any; (11) a discussion of certain federal income tax considerations; and (12) any other terms of such Common Share Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Common Share Warrants.

Reference is made to the section captioned “Description of Common Shares” for a general description of Common Shares to be acquired upon the exercise of Common Share Warrants, including a description of certain restrictions on the ownership of Common Shares. Common Shares that may be acquired upon the exercise of Common Share Warrants directly or constructively held by an investor, but not Common Shares issuable with respect to the exercise of Common Share Warrants held by others, are deemed to be outstanding (a) at the time of acquisition of Common Share Warrants, and (b) prior to the exercise of Common Share Warrants, for purposes of determining the percentage ownership of Common Shares held by such investor.

DESCRIPTION OF PREFERRED SHARES

The Articles authorize the issuance of up to (i) 3,000,000 Class A Cumulative Preferred Shares, without par value (the “Class A Shares”), (ii) 3,000,000 Class B Cumulative Preferred Shares, without par value (the “Class B Shares”), and (iii) 3,000,000 Noncumulative Preferred Shares, without par value (the “Noncumulative Shares”) (the Class A Shares, the Class B Shares and the Noncumulative Shares, collectively the “Preferred

Shares”). The following descriptions of Preferred Shares set forth certain general terms and provisions of each class of Preferred Shares to which any Prospectus Supplement may relate. The statements below describing Preferred Shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Articles, which will be further amended by the Board of Directors in connection with the fixing by the Board of Directors of certain terms of Preferred Shares as provided below.

General

The Class A Shares, the Class B Shares and the Noncumulative Shares rank on a parity with each other and are identical to each other, except (1) dividends on the Class A Shares and the Class B Shares will be cumulative, while dividends on the Noncumulative Shares will not be cumulative, and (2) in respect of the following matters and the matters enumerated below, pursuant to the terms of the Articles and subject to Ohio law, such matters may be fixed by the Board of Directors with respect to each series of each class of Preferred Shares prior to the issuance thereof: (a) the designation of the series which may be by distinguishing number, letter or title, (b) the authorized number of shares of the series, which number the Board of Directors may (except when otherwise provided in the creation of the series) increase or decrease from time to time before or after the issuance thereof (but not below the number of shares thereof then outstanding), (c) the dividend rate or rates of the series, including the means by which such rates may be established, (d) with respect to the Class A Shares and the Class B Shares, the date or dates from which dividends shall accrue and be cumulative and, with respect to all Preferred Shares, the date on which and the period or periods for which dividends, if declared, shall be payable, including the means by which such dates and periods may be established, (e) redemption rights and prices, if any, (f) the terms and amounts of the sinking fund, if any, (g) the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, (h) whether the shares of the series shall be convertible into Common Shares or shares of any other class and, if so, the conversion rate or rates or price or prices, any adjustments thereof and all other terms and conditions upon which such conversion may be made, and (i) restrictions on the issuance of shares of the same or any other class or series.

Reference is made to the Prospectus Supplement relating to the Preferred Shares offered thereby for specific terms, including:

(1)	The class, series and title of such Preferred Shares;

(2)	The number of shares of such Preferred Shares offered, the liquidation preference per share and the offering price of such Preferred Shares;

(3)	The dividend rate or rates, period or periods and payment date or dates or method of calculation thereof applicable to such Preferred Shares;

(4)	The date from which dividends on such Preferred Shares shall accumulate, if applicable;

(5)	The procedures for any auction or remarketing of such Preferred Shares;

(6)	The provision for any sinking fund for such Preferred Shares;

(7)	The provision for redemption, if applicable, of such Preferred Shares;

(8)	Any listing of such Preferred Shares on any securities exchange;

(9)	Any terms and conditions upon which such Preferred Shares will be convertible into Common Shares, including the conversion price (or manner of calculation thereof);

(10)	Whether interests in such Preferred Shares will be represented by Depositary Shares;

(11)	Any other specific terms, preferences, rights, limitations or restrictions of or on such Preferred Shares;

(12)	A discussion of federal income tax considerations applicable to such Preferred Shares;

(13)	The relative ranking and preferences of such Preferred Shares as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

(14)	Any limitations on issuance of securities ranking senior to or on a parity with such Preferred Shares as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

(15)	Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT.

The Preferred Shares will, when issued, be fully paid and nonassessable and will have no preemptive rights.

Rank

All Preferred Shares will, when issued, rank (i) on a parity with all other Preferred Shares with respect to dividend rights (subject to dividends on Noncumulative Shares being noncumulative) and rights upon liquidation, dissolution or winding up of the Company, (ii) senior to all classes of Common Shares and to all other equity securities ranking junior to such Preferred Shares with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company; (iii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with Preferred Shares with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company; and (iv) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to Preferred Shares with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company.

Dividends

The holders of each series of each class of Preferred Shares are entitled to receive, if, when and as declared, out of funds legally available therefore, dividends in cash at the rate determined for such series and no more, payable on the dates fixed for such series, in preference to the holders of Common Shares and of any other class of shares ranking junior to Preferred Shares. With respect to each series of Class A Shares and Class B Shares, such dividends will be cumulative from the dates fixed for the series. With respect to each series of Noncumulative Preferred Shares, dividends will not be cumulative (i.e., if the Board of Directors fails to declare a dividend payable on a dividend payment date on any Noncumulative Shares, the holders of such series of Noncumulative Shares will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay any dividend for such period, whether or not dividends on such series of Noncumulative Shares would be declared to be payable on any future dividend payment date). Each such dividend will be payable to holders of record as they appear on the stock transfer books of the Company on such record dates as shall be fixed by the Board of Directors of the Company.

If Preferred Shares of any series of any class are outstanding, no dividends may be paid upon or declared or set apart for any series of Preferred Shares for any dividend period unless at the same time (i) a like proportionate dividend for the dividend periods terminating on the same or any earlier date for all shares of all series of such class then issued and outstanding and entitled to receive such dividend (but, if such series are series of Noncumulative Shares, then only with respect to the then current dividend period), ratably in proportion to the respective annual dividend rates fixed therefore, shall have been paid upon or declared or set apart and (ii) the dividends payable for the dividend periods terminating on the same or any earlier date for all other classes of Preferred Shares then issued and outstanding and entitled to receive such dividends (but, with respect to Noncumulative Shares, only with respect to the then current dividend period), ratably in proportion to the respective dividend rates fixed therefore, shall have been paid upon or declared or set apart.

So long as any series of Preferred Shares is outstanding, no dividend, except a dividend payable in Common Shares or other shares ranking junior to such series of Preferred Shares, shall be paid or declared or any distribution made, except as aforesaid, in respect of Common Shares or any other shares ranking junior to such series of Preferred Shares, nor shall any Common Shares or any other shares ranking junior to such series of

Preferred Shares be purchased, retired or otherwise acquired by the Company, except out of the proceeds of the sale of Common Shares or other shares of the Company ranking junior to such series of Preferred Shares received by the Company subsequent to the date of first issuance of such series of Preferred Shares, unless (i) all accrued and unpaid dividends on all classes of Preferred Shares then outstanding, including the full dividends for all current dividend periods (except, with respect to Noncumulative Shares, for the then current dividend period only), shall have been declared and paid or a sum sufficient for payment thereof set apart, and (ii) there shall be no arrearages with respect to the redemption of any series of any class of Preferred Shares from any sinking fund provided for such class in accordance with the Articles.

The foregoing restrictions on the payment of dividends or other distributions on, or on the purchase, redemption, retirement or other acquisition of, Common Shares or any other shares ranking on a parity with or junior to any class of Preferred Shares will be inapplicable to (i) any payments in lieu of issuance of fractional shares, whether upon any merger, conversion, stock dividend or otherwise, (ii) the conversion of Preferred Shares into Common Shares, or (iii) the exercise by the Company of its rights to repurchase shares of its capital stock in order to preserve its status as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”). When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Shares of any series and the shares of any other series of Preferred Shares ranking on a parity as to dividends with such series, all dividends declared upon Preferred Shares of such series and any other series of Preferred Shares ranking on a parity as to dividends with such series shall be declared pro rata so that the amount of dividends declared per share on the shares of such series of Preferred Shares shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Shares of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods for Noncumulative Shares) and such other series bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Shares of such series which may be in arrears.

Any dividend payment made on Preferred Shares will first be credited against the earliest accrued but unpaid dividend due with respect to such Preferred Shares which remains payable.

Redemption

If so described in the applicable Prospectus Supplement, a series of a class of Preferred Shares will be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

The Prospectus Supplement relating to a series of Preferred Shares that is subject to mandatory redemption will specify the number of such Preferred Shares that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which, in the case of Noncumulative Shares, includes only unpaid dividends for the then current dividend period) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement.

Except in connection with the repurchase by the Company of shares of its capital stock in order to maintain its qualification as a REIT for federal income tax purposes, the Company may not purchase or redeem (for sinking fund purposes or otherwise) less than all of a class of Preferred Shares then outstanding, except in accordance with a stock purchase offer made to all holders of record of such class, unless all dividends on all Preferred Shares of that class then outstanding for previous and current dividend periods (except, in the case of Noncumulative Shares, dividends for the then current dividend period only) shall have been declared and paid or funds therefore set apart and all accrued sinking fund obligations applicable thereto shall have been complied with.

Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Shares to be redeemed at the address shown on the stock transfer books of the Company. If fewer than all Preferred Shares of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of Preferred Shares to be redeemed from each holder. If notice of redemption of any Preferred Shares has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of Preferred Shares so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Shares, and such holders will cease to be shareholders with respect to such Preferred Shares and such holders shall have no right or claim against the Company with respect to such Preferred Shares, except only the right to receive the redemption price without interest or to exercise before the redemption date any unexercised privileges of conversion.

Liquidation Preference

In the event of any voluntary liquidation, dissolution or winding up of the affairs of the Company, the holders of any series of any class of Preferred Shares shall be entitled to receive in full out of the assets of the Company, including its capital, before any amount shall be paid or distributed among the holders of Common Shares or any other shares ranking junior to such series, the amounts fixed by the Board of Directors with respect to such series and set forth in the applicable Prospectus Supplement, plus an amount equal to all dividends accrued and unpaid thereon (except, with respect to Noncumulative Shares, dividends for the then current dividend period only) to the date of payment of the amount due pursuant to such liquidation, dissolution or winding up the affairs of the Company. After payment to the holders of Preferred Shares of the full preferential amounts to which they are entitled, the holders of Preferred Shares, as such, shall have no right or claim to any of the remaining assets of the Company.

If liquidating distributions shall have been made in full to all holders of Preferred Shares, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital stock ranking junior to Preferred Shares upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective numbers of shares. The merger or consolidation of the Company into or with any other corporation, or the sale, lease or conveyance of all or substantially all of the assets of the Company shall not constitute a dissolution, liquidation or winding up of the Company.

Voting Rights

Holders of Preferred Shares will not have any voting rights, except as set forth below and as from time to time required by law.

If and when the Company is in default in the payment of (or, with respect to Noncumulative Shares, has not paid or declared and set aside a sum sufficient for the payment of) dividends on any series of any class of Preferred Shares at the time outstanding, for a number of consecutive dividend payment periods which in the aggregate contain at least 540 days, all holders of shares of such class, voting separately as a class, together and combined with all other Preferred Shares upon which like voting rights have been conferred and are exercisable, will be entitled to elect a total of two members of the Board of Directors, which voting right shall be vested (and any additional directors shall serve) until all accrued and unpaid dividends (except, with respect to Noncumulative Shares, only dividends for the then current dividend period) on such Preferred Shares then outstanding shall have been paid or declared and a sum sufficient for the payment thereof set aside for payment.

The affirmative vote of the holders of at least two-thirds of a class of Preferred Shares at the time outstanding, voting separately as a class, given in person or by proxy either in writing or at a meeting called for the purpose, shall be necessary to effect either of the following:

(1)	The authorization, creation or increase in the authorized number of any shares, or any security convertible into shares, in either case ranking prior to such class of Preferred Shares; or

(2)

Any amendment, alteration or repeal, whether by merger, consolidation or otherwise, of any of the provisions of the Articles or the Code of Regulations which affects adversely and materially the preferences or voting or other right of the holders of such class of Preferred Shares which are set forth in the Articles; provided, however, neither the amendment of the Articles so as to authorize, create or change the authorized or outstanding number of a class of Preferred Shares or of any shares ranking on a parity with or junior to such class of Preferred Shares nor the amendment of the provisions of the Code of Regulations so as to change the number or classification of directors of the Company shall be deemed to affect adversely and materially preferences or voting or other rights of the holders of such class of Preferred Shares.

Without limiting the provisions described above, under Ohio law, holders of each class of Preferred Shares will be entitled to vote as a class on any amendment to the Articles, whether or not they are entitled to vote thereon by the Articles, if the amendment would (i) increase or decrease the par value of Preferred Shares of such class, (ii) change the issued Preferred Shares of such class into a lesser number of Preferred Shares of such class or into the same or different number of shares of another class, (iii) change the express terms or add express terms of Preferred Shares of the class in any manner substantially prejudicial to the holders of such class, (iv) change the express terms of issued shares of any class senior to the particular class in any manner substantially prejudicial to the holders of Preferred Shares of the particular class, (v) authorize shares of another class that are convertible into, or authorize the conversion of shares of another class into, Preferred Shares of the particular class, or authorize the directors to fix or alter conversion rights of shares of another class that are convertible into Preferred Shares of the particular class, (vi) reduce or eliminate the stated capital of the Company, (vii) substantially change the purposes of the Company, or (viii) change the Company into a nonprofit corporation.

If, and only to the extent, that (i) a class of Preferred Shares is issued in more than one series and (ii) Ohio law permits the holders of a series of a class of capital stock to vote separately as a class, the affirmative vote of the holders of at least two-thirds of each series of such class of Preferred Shares at the time outstanding, voting separately as a class, given in person or by proxy either in writing or at a meeting called for the purpose of voting on such matters, shall be required for any amendment, alteration or repeal, whether by merger, consolidation or otherwise, of any of the provisions of the Articles or the Code of Regulations which affects adversely and materially the preferences or voting or other rights of the holders of such series which are set forth in the Articles; provided, however, neither the amendment of the Articles so as to authorize, create or change the authorized or outstanding number of a class of Preferred Shares or of any shares ranking on a parity with or junior to such class of Preferred Shares nor the amendment of the provisions of the Code of Regulations so as to change the number or classification of directors of the Company shall be deemed to affect adversely and materially the preference or voting or other rights of the holders of such series.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would be required shall be effected, all outstanding shares of such series of Preferred Shares shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

Conversion Rights

The terms and conditions, if any, upon which shares of any series of any class of Preferred Shares are convertible into Common Shares will be set forth in the applicable Prospectus Supplement. Such terms will include the number of Common Shares into which Preferred Shares are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of such Preferred Shares or the Company, the events requiring an adjustment of the conversion price, and provisions affecting conversion upon the occurrence of certain events.

Restrictions on Ownership

With certain limited exceptions, the Articles prohibit the ownership of more than 4% of outstanding Common Shares and more than 9.8% of the shares of any series of any class of Preferred Shares by any person, unless we grant a waiver. See “Risk Factors” and Article IV of our Articles for further information.

DESCRIPTION OF DEPOSITARY SHARES

General

The Company may issue receipts (“Depositary Receipts”) for Depositary Shares, each of which will represent a fractional interest or a share of a particular series of a class of Preferred Shares, as specified in the applicable Prospectus Supplement. Preferred Shares of each series of each class represented by Depositary Shares will be deposited under a separate Deposit Agreement (each, a “Deposit Agreement”) among the Company, the depositary named therein (such depositary or its successor, the “Preferred Shares Depositary”) and the holders from time to time of Depositary Receipts. Subject to the terms of the Deposit Agreement, owners of Depositary Receipts will be entitled, in proportion to the fractional interest of a share of the particular series of a class of Preferred Shares represented by Depositary Shares evidenced by the applicable Depositary Receipts, to all the rights and preferences of Preferred Shares represented by such Depositary Shares (including dividend, voting, conversion, redemption and liquidation rights).

Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of Preferred Shares by the Company to the Preferred Shares Depositary, the Company will cause the Preferred Shares Depositary to issue, on behalf of the Company, Depositary Receipts therefor. Copies of the applicable form of Deposit Agreement and Depositary Receipt may be obtained from the Company upon request, and the following summary of the form thereof filed as an exhibit to the Registration Statement of which this Prospectus is a part is qualified in its entirety by reference thereto.

Dividends and Other Distributions

The Preferred Shares Depositary will distribute all cash dividends or other cash distributions received in respect of Preferred Shares to the record holders of Depositary Receipts evidencing the related Depositary Shares in proportion to the number of such Depositary Receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Shares Depositary.

In the event of a distribution other than in cash, the Preferred Shares Depositary will distribute property received by it to the record holders of Depositary Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Shares Depositary, unless the Preferred Shares Depositary determines that it is not feasible to make such distribution, in which case the Preferred Shares Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

Withdrawal of Shares

Upon surrender of Depositary Receipts at the corporate trust office of the Preferred Shares Depositary (unless the related Depositary Shares have previously been called for redemption), the holders thereof will be entitled to delivery at such office, to or upon such holder’s order, of the number of whole or fractional Preferred Shares and any money or other property represented by Depositary Shares evidenced by such Depositary Receipts. Holders of Depositary Receipts will be entitled to receive whole or fractional shares of the related Preferred Shares on the basis of the proportion of Preferred Shares represented by each Depositary Share as specified in the applicable Prospectus Supplement, but holders of such Preferred Shares will not thereafter be entitled to receive Depositary Shares therefor. If Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of Preferred Shares to be withdrawn, the Preferred Shares Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

Redemption of Depositary Shares

Whenever the Company redeems Preferred Shares held by the Preferred Shares Depositary, the Preferred Shares Depositary will redeem as of the same redemption date the number of Depositary Shares representing Preferred Shares so redeemed, provided the Company shall have paid in full to the Preferred Shares Depositary the redemption price of Preferred Shares to be redeemed plus an amount equal to any accrued and unpaid dividends (except, with respect to Noncumulative Shares, dividends for the then current dividend period only) thereon to the date fixed for redemption. The redemption price per Depositary Share will be equal to the redemption price and any other amounts per share payable with respect to Preferred Shares. If less than all Depositary Shares are to be redeemed, Depositary Shares to be redeemed will be selected by the Preferred Shares Depositary by lot.

After the date fixed for redemption, Depositary Shares so called for redemption will no longer be deemed to be outstanding, and all rights of holders of Depositary Receipts evidencing such Depositary Shares will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such Depositary Receipts were entitled upon such redemption upon surrender thereof to the Preferred Shares Depositary.

Voting of the Underlying Preferred Shares

Upon receipt of notice of any meeting at which the holders of Preferred Shares are entitled to vote, the Preferred Shares Depositary will mail the information contained in such notice of meeting to the record holders of Depositary Receipts evidencing Depositary Shares which represent such Preferred Shares. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for Preferred Shares) will be entitled to instruct the Preferred Shares Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Shares represented by such holder’s Depositary Shares. The Preferred Shares Depositary will vote the amount of Preferred Shares represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by the Preferred Shares Depositary in order to enable the Preferred Shares Depositary to do so. The Preferred Shares Depositary will abstain from voting the amount of Preferred Shares represented by such Depositary Shares to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing such Depositary Shares.

Liquidation Preference

In the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, each holder of Depositary Receipts will be entitled to the fraction of the liquidation preference accorded Preferred Shares represented by Depositary Shares evidenced by such Depositary Receipts, as set forth in the applicable Prospectus Supplement.

Conversion of Preferred Shares

Depositary Shares, as such, are not convertible into Common Shares or any other securities or property of the Company. Nevertheless, if so specified in the applicable Prospectus Supplement, Depositary Receipts may be surrendered by holders thereof to the Preferred Shares Depositary with written instructions to the Preferred Shares Depositary to instruct the Company to cause conversion of Preferred Shares represented by Depositary Shares evidenced by such Depositary Receipts into whole Common Shares, other Preferred Shares or other shares of capital stock, and the Company has agreed that upon receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of Preferred Shares to effect such conversion. If Depositary Shares evidenced by Depositary Receipts are to be converted in part only, one or more new Depositary Receipts will be issued for any Depositary Shares not to be converted. No fractional Common Shares will be issued upon conversion, and if such conversion will result in a fractional share being issued, an amount will be paid in cash by the Company equal to the value of the fractional interest based upon the closing price of Common Shares on the last trading day prior to the conversion.

Amendment and Termination of the Deposit Agreement

The form of Depositary Receipt evidencing the Depositary Shares which represent Preferred Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Preferred Shares Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Receipts will not be effective unless such amendment has been approved by the existing holders of at least a majority of Depositary Shares evidenced by Depositary Receipts then outstanding.

The Deposit Agreement may be terminated by the Company upon not less than 30 days’ prior written notice to the Preferred Shares Depositary if (i) such termination is to preserve the Company’s status as a REIT or (ii) a majority of each class of Preferred Shares affected by such termination consents to such termination, whereupon the Preferred Shares Depositary shall deliver or make available to each holder of Depositary Receipts, upon surrender of Depositary Receipts held by such holder, such number of whole or fractional Preferred Shares as are represented by Depositary Shares evidenced by such Depositary Receipts. In addition, the Deposit Agreement will automatically terminate if (i) all outstanding Depositary Shares shall have been redeemed, (ii) there shall have been a final distribution in respect of the related Preferred Shares in connection with any liquidation, dissolution or winding up of the Company and such distribution shall have been distributed to the holders of Depositary Receipts evidencing Depositary Shares representing such Preferred Shares or (iii) each related Preferred Share shall have been converted into capital stock of the Company not so represented by Depositary Shares.

Charges of Preferred Shares Depositary

The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the Deposit Agreement. In addition, the Company will pay the fees and expenses of the Preferred Shares Depositary in connection with the performance of its duties under the Deposit Agreement. However, holders of Depositary Receipts will pay the fees and expenses of the Preferred Shares Depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the Deposit Agreement.

Resignation and Removal of Depositary

The Preferred Shares Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Preferred Shares Depositary, any such resignation or removal to take effect upon the appointment of a successor the Preferred Shares Depositary. A successor Preferred Shares Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Miscellaneous

The Preferred Shares Depositary will forward to holders of Depositary Receipts any reports and communications from the Company which are received by the Preferred Shares Depositary with respect to Preferred Shares.

Neither the Preferred Shares Depositary nor the Company will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the Deposit Agreement. The obligations of the Company and the Preferred Shares Depositary under the Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence, gross negligence or willful misconduct, and the Company and the Preferred Shares Depositary will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or Preferred Shares represented thereby unless satisfactory indemnity is furnished. The Company and the Preferred Shares Depositary may rely on written advice of counsel or accountants, or information provided by persons presenting Preferred Shares represented thereby for deposit, holders of Depositary Receipts or other persons believed to be competent to give such information, and on documents believed to be genuine and signed by a proper party.

If the Preferred Shares Depositary shall receive conflicting claims, requests or instructions from any holders of Depositary Receipts, on the one hand, and the Company, on the other hand, the Preferred Shares Depositary shall be entitled to act on such claims, requests or instructions received from the Company.

CERTAIN ANTI-TAKEOVER PROVISIONS

The Company’s stock ownership limitations (see “Risk Factors” and the Articles for further information) and Shareholder’s Rights Plan (see “Risk Factors”) may discourage a takeover otherwise considered favorable by shareholders. In addition, certain provisions of Ohio law may have the effect of discouraging or rendering more difficult an unsolicited acquisition of a corporation or its capital stock to the extent the corporation is subject to such provisions. The Company has opted out of one such provision. The provisions remaining applicable to the Company are described below.

Chapter 1704 of the Ohio Revised Code prohibits certain business combinations and transactions between an “issuing public corporation” and an “interested shareholder” for at least three years after the interested shareholder attains 10% ownership, unless the board of directors of the issuing public corporation approves the transaction before the interested shareholder attains 10% ownership. An “issuing public corporation” is an Ohio corporation with 50 or more shareholders that has its principal place of business, principal executive offices, or substantial assets within the State of Ohio, and as to which no close corporation agreement exists. An “interested shareholder” is a beneficial owner of 10% or more of the shares of a corporation. Examples of transactions regulated by Chapter 1704 include the disposition of assets, mergers and consolidations, voluntary dissolutions and the transfer of shares.

Subsequent to the three-year period, a transaction subject to Chapter 1704 may take place provided that certain conditions are satisfied, including:

(i)	prior to the interested shareholder’s share acquisition date, the board of directors approved the purchase of shares by the interested shareholder;

(ii)	the transaction is approved by the holders of shares with at least 66 2/3% of the voting power of the corporation (or a different proportion set forth in the articles of incorporation), including at least a majority of the outstanding shares after excluding shares controlled by the Ohio law interested shareholder; or

(iii)	the business combination results in shareholders, other than the Ohio law interested shareholder, receiving a fair price plus interest for their shares.

Section 1704 of the Ohio Revised Code may have the effect of deterring certain potential acquisitions of the Company which may be beneficial to shareholders.

Section 1707.041 of the Ohio Revised Code regulates certain tender offer “control bids” for corporations in Ohio with 50 or more shareholders that have significant Ohio contacts (as defined in that statute) and permits the Ohio Division of Securities to suspend a control bid if certain information is not provided to offerees.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of material federal income tax considerations regarding our Company and the securities we are registering. This summary is based on current law, is for general information only and is not tax advice. The tax treatment to holders of our securities will vary depending on a holder’s particular situation, and this discussion does not purport to deal with all aspects of taxation that may be relevant to a holder of securities in light of his or her personal investments or tax circumstances, or to certain types of holders subject to special treatment under the federal income tax laws except to the extent discussed under the subheadings “—Taxation of Tax-Exempt Shareholders” and “—Taxation of Non-U.S. Shareholders.” In addition, the summary below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to holders of our securities.

The information in this section is based on the Code, current, temporary and proposed Treasury Regulations promulgated under the Code, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service, or the IRS (including its practices and policies as expressed in certain private letter rulings which are not binding on the IRS except with respect to the particular taxpayers who requested and received such rulings), and court decisions, all as of the date of this Prospectus. Future legislation, Treasury Regulations, administrative interpretations and practices and court decisions may adversely affect, perhaps retroactively, the tax considerations described herein. We have not requested, and do not plan to request, any rulings from the IRS concerning our tax treatment and the statements in this Prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that these statements will not be challenged by the IRS or sustained by a court if challenged by the IRS.

You are advised to consult your tax advisor regarding the specific tax consequences to you of the acquisition, ownership and sale of our securities, including the federal, state, local, foreign and other tax consequences of such acquisition, ownership and sale and of potential changes in applicable tax laws.

Taxation of Our Company

General.    We elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 1993. We believe we have been organized and have operated in a manner which allows us to qualify for taxation as a REIT under the Code commencing with our taxable year ending December 31, 1993. We intend to continue to operate in this manner.

The law firm of Baker & Hostetler LLP has acted as our tax counsel in connection with our election to be taxed as a REIT. It is the opinion of Baker & Hostetler LLP that we have qualified as a REIT under the Code for our taxable years ended December 31, 1993 through December 31, 2012, we are organized in conformity with the requirements for qualification as a REIT, and our current and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT under the Code for our taxable year ending December 31, 2013 and for future taxable years. It must be emphasized that the opinion of Baker & Hostetler LLP is based upon certain assumptions and representations as to factual matters made by us, including representations made by us in a representation letter and certificate provided by one of our officers and our factual representations set forth herein and in registration statements previously filed with the SEC. Any variation from the factual statements set forth herein, in registration statements previously filed with the SEC, or in the representation letter and certificate we have provided to Baker & Hostetler LLP may affect the conclusions upon which its opinion is based.

The opinion of Baker & Hostetler LLP is based on existing law as contained in the Code and Treasury Regulations promulgated thereunder, in effect on the date of the opinion, and the interpretations of such provisions and Treasury Regulations by the IRS and the courts having jurisdiction over such matters, all of which are subject to change either prospectively or retroactively, and to possibly different interpretations. Baker & Hostetler LLP will have no obligation to advise us or the holders of our securities of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that the opinion represents Baker & Hostetler LLP’s best judgment of how a court would decide if presented with the issues addressed therein but, because opinions of counsel are not binding upon the IRS or any court, there can be no assurance that contrary positions may not successfully be asserted by the IRS. Moreover, our qualification and taxation as a REIT depends upon our ability, through actual annual operating results and methods of operation, to satisfy various qualification tests imposed under the Code, such as distributions to shareholders, asset composition levels, gross income tests and diversity of stock ownership, the actual results of which are not reviewed by Baker & Hostetler LLP on a continuing basis. In addition, our ability to qualify as a REIT also depends in part upon the operating results, organizational structure and entity classification for federal income tax purposes of certain affiliated entities, the status of which may not have been reviewed by Baker & Hostetler LLP. Our ability to qualify as a REIT also requires that we satisfy certain asset tests, some of which depend upon the fair market values of assets directly or indirectly owned by us. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any particular taxable year will satisfy the requirements for qualification and taxation as a REIT.

If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on our taxable income that is distributed currently to our shareholders. This treatment substantially eliminates the “double taxation” (once at the corporate level when earned and once again at the shareholder level when distributed) that generally results from investment in a C corporation. However, we will be subject to federal income tax as follows:

First, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

Second, we may be subject to the “alternative minimum tax” on our items of tax preference under certain circumstances.

Third, if we have (a) net income from the sale or other disposition of “foreclosure property” (defined generally as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property, and which includes certain foreign currency gains and deductions recognized after July 30, 2008) which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be subject to tax at the highest U.S. federal corporate income tax rate on this income.

Fourth, we will be subject to a 100% tax on any net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business).

Fifth, if we fail to satisfy the 75% or 95% gross income tests (as described below) due to reasonable cause and not due to willful neglect, but have maintained our qualification as a REIT because we satisfied certain other requirements, we will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amounts by which we fail the 75% or 95% gross income tests multiplied by (b) a fraction intended to reflect our profitability.

Sixth, if we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for the year, (b) 95% of our REIT capital gain net income for the year (other than certain long-term capital gains for which we make a Capital Gains Designation (defined below) and on which we pay the tax), and (c) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed.

Seventh, if we acquire any asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the

C corporation, and we subsequently recognize gain on the disposition of the asset during the ten-year period (temporarily shortened to a five-year period for dispositions in taxable year beginning in 2013) beginning on the date on which we acquired the asset, then we will be subject to tax at the highest regular corporate tax rate on the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case determined as of the date we acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that we will not make an election pursuant to existing Treasury Regulations to recognize such gain at the time we acquire the asset.

Eighth, we will be required to pay a 100% tax on any “redetermined rents,” “redetermined deductions” or “excess interest.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of our tenants by a “taxable REIT subsidiary” of ours. Redetermined deductions and excess interest generally represent amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations.

Ninth, if we fail to satisfy any of the REIT asset tests, as described below, by more than a de minimis amount, due to reasonable cause and not due to willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail such test.

Tenth, if we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the REIT gross income tests or certain violations of the asset tests described below) and the violation is due to reasonable cause, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. shareholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we make a timely designation of such gain to the shareholder) and would receive a credit or refund for its proportionate share of the tax we paid.

Requirements for Qualification as a REIT.    The Code defines a REIT as a corporation, trust or association that:

(1)	is managed by one or more trustees or directors;

(2)	issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3)	would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

(4)	is not a financial institution or an insurance company within the meaning of certain provisions of the Code;

(5)	is beneficially owned by 100 or more persons;

(6)	not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year;

(7)	meets certain other tests, described below, regarding the nature of its income and assets and the amount of its distributions;

(8)	elects to be a REIT, or has made such election for a previous year, and satisfies the applicable filing and administrative requirements to maintain qualification as a REIT; and

(9)	adopts a calendar year accounting period.

The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), pension funds and certain other tax-exempt entities are treated as individuals, subject to a “look-through” exception with respect to pension funds.

We believe that we have satisfied each of the above conditions. In addition, our Second Amended and Restated Articles of Incorporation and code of regulations provide for restrictions regarding ownership and transfer of shares. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. In general, if we fail to satisfy these share ownership requirements, our status as a REIT will terminate. However, if we comply with the rules in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares, and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement.

Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries and Taxable REIT Subsidiaries.    In the case of a REIT which is a partner in a partnership, or a member in a limited liability company treated as a partnership for federal income tax purposes, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership or limited liability company, based on its interest in partnership capital, subject to special rules relating to the 10% REIT asset test described below. Also, the REIT will be deemed to be entitled to its proportionate share of the income of that entity. The assets and items of gross income of the partnership or limited liability company retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our proportionate share of the assets and items of income of partnerships and limited liability companies taxed as partnerships, in which we are, directly or indirectly through other partnerships or limited liability companies taxed as partnerships, a partner or member, are treated as our assets and items of income for purposes of applying the REIT qualification requirements described in this Prospectus (including the income and asset tests described below).

A corporation qualifies as a qualified REIT subsidiary, or a QRS, if 100% of its outstanding stock is held by us, and we do not elect to treat the corporation as a taxable REIT subsidiary, as described below. A QRS is not treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a QRS are treated as our assets, liabilities and items of income, deduction and credit for all purposes of the Code, including the REIT qualification tests. For this reason, references to our income and assets include the income and assets of any QRS. A QRS is not subject to federal income tax, and our ownership of the voting stock of a QRS is ignored for purposes of determining our compliance with the ownership limits described below under “—Asset Tests.”

A taxable REIT subsidiary, or a TRS, is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with the REIT to be treated as a TRS. A TRS also includes any corporation other than a REIT with respect to which a TRS owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. Other than some activities relating to lodging and health care facilities, a TRS may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A TRS is subject to income tax as a regular C corporation. In addition, a TRS may be prevented from deducting interest on debt funded directly or indirectly by its parent REIT if certain tests regarding the taxable REIT subsidiary’s debt to equity ratio and interest expense are not satisfied. A REIT’s ownership of securities of a TRS will not be subject to the 10% or 5% asset tests described below, and its operations will be subject to the provisions described above.

Income Tests.    We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, in each taxable year at least 75% of our gross income (excluding gross income from prohibited transactions and certain real estate liability hedges) must be derived directly or indirectly from investments relating to real property or mortgages secured by real property, including “rents from real property” and, in certain circumstances, interest, or certain types of temporary investment income. Second, in each taxable year at least 95% of our gross income (excluding gross income from prohibited transactions and certain real estate liability hedges) must be derived directly or indirectly from income from the real property investments described above or dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing).

Rents from Real Property.    Rents we receive will qualify as “rents from real property” for purposes of satisfying the gross income tests for a REIT described above only if all of the following conditions are met:

•

The amount of rent must not be based in any way on the income or profits of any person, although rents generally will not be excluded solely because they are based on a fixed percentage or percentages of gross receipts or gross sales.

•

We, or an actual or constructive owner of 10% or more of our capital stock, must not actually or constructively own 10% or more of the interests in the tenant, or, if the tenant is a corporation, 10% or more of the voting power or value of all classes of stock of the tenant. Rents received from such tenant that is our TRS, however, will not be excluded from the definition of “rents from real property” as a result of this condition if either at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are comparable to rents paid by our other tenants for comparable space. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled taxable REIT subsidiary” is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled taxable REIT subsidiary” is a TRS in which we own stock possessing more than 50% of the voting power or more than 50% of the total value of outstanding stock of such TRS.

•

Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property.”

•

For rents received to qualify as “rents from real property,” the REIT generally must not operate or manage the property or furnish or render services to the tenants of the property (subject to a 1% de minimis exception), other than through an independent contractor from whom the REIT derives no revenue or through a TRS. The REIT may, however, directly perform certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Any amounts we receive from a TRS with respect to the TRS’s provision of non-customary services will, however, be nonqualifying income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% gross income test.

We do not intend to charge rent for any property that is based in whole or in part on the net income or profits of any person (except by reason of being based on a percentage of gross receipts or sales, as heretofore described), and we do not intend to rent any personal property (other than in connection with a lease of real property where less than 15% of the total rent is attributable to personal property). We directly perform services under certain of our leases, but such services are not rendered to the occupant of the property. Furthermore, these services are usual and customary management services provided by landlords renting space for occupancy in the geographic areas in which we own property. To the extent that the performance of any services provided by us would cause amounts received from our tenants to be excluded from rents from real property, we intend to hire a TRS, or an independent contractor from whom we derive no revenue, to perform such services.

Interest.    The term “interest” generally does not include any amount received or accrued (directly or indirectly) if the determination of some or all of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Hedging Transactions.    From time to time, we may enter into hedging transactions with respect to our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts.

Commencing with our 2005 taxable year, income and gain from “hedging transactions” will be excluded from gross income for purposes of the 95% gross income test, but not the 75% gross income test. For hedging transactions entered into after July 30, 2008, income and gain from “hedging transactions” will be excluded from gross income for purposes of both the 75% and 95% gross income tests. A “hedging transaction” means either (1) any transaction entered into in the normal course of our trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets or (2) for transactions entered into after July 30, 2008, any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain). We will be required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. We intend to structure any hedging or similar transactions so as not to jeopardize our status as a REIT.

Prohibited Transactions Income.    A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets are held primarily for sale to customers and that a sale of any of our assets will not be in the ordinary course of our business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. A safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction and the 100% prohibited transaction tax is available if the following requirements are met:

•	the REIT has held the property for not less than two years;

•

the aggregate expenditures made by the REIT, or any partner of the REIT, during the two-year period preceding the date of the sale that are includable in the basis of the property do not exceed 30% of the selling price of the property;

•

either (1) during the year in question, the REIT did not make more than seven sales of property other than foreclosure property or sales to which Code Section 1033 applies or (2) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year;

•	in the case of property not acquired through foreclosure or lease termination, the REIT has held the property for at least two years for the production of rental income; and

•

if the REIT has made more than seven sales of non-foreclosure property during the taxable year, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor from whom the REIT derives no income.

We will attempt to comply with the terms of the safe-harbor provision in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property held “primarily for sale to customers in the ordinary course of a trade or business.” We may, however, form or acquire a taxable REIT subsidiary to hold and dispose of those properties we conclude may not fall within the safe-harbor provisions.

Foreign Currency Gain.    Certain foreign currency gains recognized after June 30, 2008 will be excluded from gross income for purposes of one or both of the gross income tests. “Real estate foreign exchange gain” will be excluded from gross income for purposes of the 75% gross income test. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or on interests in real property and certain foreign currency gain attributable to certain “qualified business units” of a REIT. “Passive foreign exchange gain” will be excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or on interests in real property. Because passive foreign exchange gain includes real estate foreign exchange gain, real estate foreign exchange gain is excluded from gross income for purposes of both the 75% and 95% gross income test. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to any foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities. Such gain is treated as nonqualifying income for purposes of both the 75% and 95% gross income tests.

Failure to Satisfy Income Tests.    If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code. We generally may make use of the relief provisions if:

(i)	following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued; and

(ii)	our failure to meet these tests was due to reasonable cause and not due to willful neglect.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above, even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our nonqualifying income. We may not always be able to comply with the gross income tests for REIT qualification despite periodic monitoring of our income.

Penalty Tax.    Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by one of our TRSs, and redetermined deductions and excess interest represent any amounts that are deducted by a TRS for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s-length negotiations. Rents we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the excess of the amount actually paid over, in general, an arm’s-length amount for such rent, payment of interest or other payment.

Asset Tests.    At the close of each quarter of each taxable year, we also must satisfy four tests relating to the nature and composition of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include real property (including interests in real property and interests in mortgages on real property) and shares

(or transferable certificates of beneficial interest) in other REITs, as well as any stock or debt instruments that are purchased with the proceeds of a stock offering or public offering of debt having a maturity of at least five years, but only for the one-year period beginning on the date we receive such proceeds. Second, not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset test. Third, of the investments included in the 25% asset class, and except for investments in another REIT, a QRS or a TRS, the value of any one issuer’s securities may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer except, in the case of the 10% value test, securities satisfying the “straight debt” safe-harbor. Certain types of securities we may own are disregarded as securities solely for purposes of the 10% value test, including, but not limited to, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, solely for purposes of the 10% value test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code. Fourth, no more than 25% of the value of our assets may be comprised of securities of one or more TRSs.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy an asset test because we acquire securities or other property during a quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We believe we have maintained and intend to continue to maintain adequate records of the value of our assets to ensure compliance with the asset tests. If we failed to cure any noncompliance with the asset tests within the 30 day cure period, we would cease to qualify as a REIT unless we are eligible for certain relief provisions discussed below.

Certain relief provisions may be available to us if we fail to satisfy the asset tests described above after the 30 day cure period. Under these provisions, we will be deemed to have met the 5% and 10% REIT asset tests if the value of our nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, and (ii) we dispose of the nonqualifying assets or otherwise satisfy such tests within six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered. For violations due to reasonable cause and not willful neglect that are in excess of the de minimis exception described above, we may avoid disqualification as a REIT under any of the asset tests, after the 30 day cure period, by taking steps including (i) the disposition of sufficient nonqualifying assets, or the taking of other actions, which allow us to meet the asset test within six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets and (iii) disclosing certain information to the IRS. Although we expect to satisfy the asset tests described above and plan to take steps to ensure that we satisfy such tests for any quarter with respect to which retesting is to occur, there can be no assurance we will always be successful. If we fail to cure any noncompliance with the asset tests in a timely manner, and the relief provisions described above are not available, we would cease to qualify as a REIT.

Annual Distribution Requirements.    To maintain our qualification as a REIT, we are required to distribute dividends (other than capital gain dividends) to our shareholders in an amount at least equal to the sum of 90% of our “REIT taxable income” (computed without regard to the dividends paid deduction and our net capital gain) and 90% of our net income (after tax), if any, from foreclosure property; minus the excess of the sum of certain items of noncash income (i.e., income attributable to leveled stepped rents, original issue discount on purchase money debt, or a like-kind exchange that is later determined to be taxable) over 5% of “REIT taxable income” as described above.

In addition, if we dispose of any asset we acquired from a corporation which is or has been a C corporation in a transaction in which our basis in the asset is determined by reference to the basis of the asset in the hands of that C corporation, within the ten-year period (five years for dispositions in taxable year beginning in 2013) following our acquisition of such asset, we would be required to distribute at least 90% of the after-tax gain, if any, we recognized on the disposition of the asset, to the extent that gain does not exceed the excess of (a) the fair market value of the asset on the date we acquired the asset over (b) our adjusted basis in the asset on the date we acquired the asset.

We must pay the distributions described above in the taxable year to which they relate, or, alternatively, in the taxable year following the taxable year to which they relate, provided we either (1) declare the distributions before timely filing the tax return for the taxable year to which the distributions relate and pay the distributions on or before the first regular dividend payment after such declaration or (2) declare the distributions in October, November or December of the taxable year to which they relate, payable to the shareholders of record on a specified date in such month and pay the distributions in January of the following taxable year. The distributions described in (1) are taxable to our shareholders (other than, in certain circumstances, tax-exempt entities) in the taxable year in which they are paid, even though the distributions relate to the prior taxable year for purposes of our 90% distribution requirement. The distributions described in (2), however, are taxable to our shareholders (other than, in certain circumstances, tax-exempt entities) in the taxable year in which they are declared. The amount distributed must not be preferential—i.e., every shareholder of the class of stock to which a distribution is made must be treated the same as every other shareholder of that class, and no class of stock may be treated otherwise than in accordance with its dividend rights as a class. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. We believe we have made and intend to continue to make timely distributions sufficient to satisfy these annual distribution requirements.

We generally expect that our REIT taxable income will be less than our cash flow because of the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements because of timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, in order to meet the distribution requirements, we may need to arrange for short-term, or possibly long-term, borrowings or need to pay dividends in the form of taxable share dividends.

Under certain circumstances, we may be able to rectify a failure to meet the 90% distribution requirement for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest to the IRS based on the amount of any deduction taken for deficiency dividends.

In addition, we would be subject to a 4% excise tax to the extent we fail to distribute during each calendar year (or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January immediately following such year) at least the sum of 85% of our REIT ordinary income for such year, 95% of our REIT capital gain income for the year (other than certain long-term capital gains for which we make a Capital Gains Designation (as discussed below) and on which we pay the tax), and any undistributed taxable income from prior periods. Any REIT taxable income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

Earnings and Profits Distribution Requirement.    In order to qualify as a REIT, we cannot have at the end of any taxable year any undistributed “earnings and profits” that are attributable to a “C corporation” taxable year (i.e., a year in which a corporation is neither a REIT nor an S corporation).

We intend to make timely distributions to satisfy the annual distribution requirements.

Failure to Qualify

Specified cure provisions may be available to us in the event that we violate a provision of the Code that would result in our failure to qualify as a REIT. These cure provisions would reduce the instances that could lead to our disqualification as a REIT for violations due to reasonable cause and would instead generally require the payment of a monetary penalty. If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify will not be deductible by us, and we will not be required to distribute any amounts to our shareholders. As a result, our failure to qualify as a REIT would reduce the cash available for distribution by us to our shareholders. In addition, if we fail to qualify as a REIT, all distributions to shareholders will be taxable as ordinary income to the extent of our current and accumulated earnings and profits, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we would also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Taxation of Taxable U.S. Shareholders

The following summary describes certain federal income tax consequences to U.S. shareholders with respect to an investment in our shares. This discussion does not address the tax consequences to persons who receive special treatment under the federal income tax law. Shareholders subject to special treatment include, without limitation, insurance companies, financial institutions or broker-dealers, tax-exempt organizations, shareholders holding securities as part of a conversion transaction, or a hedge or hedging transaction or as a position in a straddle for tax purposes, foreign corporations or partnerships and persons who are not citizens or residents of the United States.

As used herein, the term “U.S. Shareholder” means a holder of shares who, for United States federal income tax purposes:

(i)	is a citizen or resident of the United States;

(ii)	is a corporation or other entity classified as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia;

(iii)	is an estate the income of which is subject to United States federal income taxation regardless of its source; or

(iv)	is a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in Treasury Regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, shall also be considered U.S. Shareholders.

If a partnership is a beneficial owner of our shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership are encouraged to consult their tax advisors about the U.S. federal income tax consequences of the purchase, ownership and disposition of our shares.

Distributions Generally.    As long as we qualify as a REIT, distributions out of our current or accumulated earnings and profits, other than capital gain dividends discussed below, generally will constitute dividends taxable to our taxable U.S. Shareholders as ordinary income. These distributions will not be eligible for the dividends-received deduction in the case of U.S. Shareholders that are corporations.

In addition, dividends paid to a U.S. Shareholder generally will not qualify for the 20% tax rate for “qualified dividend income.” The maximum tax rate for qualified dividend income received by U.S. Shareholders taxed at individual rates is currently 20%. The maximum tax rate on qualified dividend income is lower than the maximum tax rate on ordinary income, which is currently 39.6%. Qualified dividend income generally includes dividends paid to U.S. Shareholders taxed at individual rates by domestic C corporations and certain qualified foreign corporations. Because we are not generally subject to federal income tax on the portion of our REIT taxable income distributed to our shareholders (see “-Taxation of Our Company” above), our dividends generally will not be eligible for the 20% rate on qualified dividend income. As a result, our ordinary REIT dividends will be taxed at the higher tax rate applicable to ordinary income. However, the 20% tax rate for qualified dividend income will apply to our ordinary REIT dividends (i) attributable to dividends received by us from non-REIT corporations, such as our TRSs and (ii) to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a U.S. Shareholder must hold our stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our common stock becomes ex-dividend with respect to the relevant distribution. Certain individuals, trusts and estates whose income exceeds certain thresholds are also subject to a 3.8% Medicare tax on dividends received from us.

To the extent that we make distributions in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. Shareholder. This treatment will reduce the adjusted basis which each U.S. Shareholder has in his shares of stock for tax purposes by the amount of the distribution (but not below zero). Distributions in excess of a U.S. Shareholder’s adjusted basis in his shares will be taxable as capital gains (provided that the shares have been held as a capital asset) and will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and payable to a shareholder of record on a specified date in any of these months shall be treated as both paid by us and received by the shareholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year. Shareholders may not include in their own income tax returns any of our net operating losses or capital losses.

Stock Dividends.    The IRS recently issued a revenue procedure regarding the tax treatment of stock distributions paid by a REIT. Under that guidance, which applies to distributions declared on or before December 31, 2012 with respect to taxable years ending on or before December 31, 2011, a REIT may pay up to 90% of a distribution in common stock. No determination has been made as to whether we will make future distributions in a combination of cash and common shares that meet the IRS requirements. Paying all or a portion of our dividend in a combination of cash and common shares would allow us to satisfy our REIT taxable income distribution requirement, while enhancing our financial flexibility and balance sheet strength.

If we make a dividend distribution in a combination of cash and common shares that satisfies the revenue procedure, a U.S. Shareholder generally would include the sum of the value of the common shares and the amount of cash received in its gross income as dividend income to the extent that such U.S. Shareholder’s share of the distribution is made out of its share of the portion of our current and accumulated earnings and profits allocable to such distribution. The value of any common shares received as part of a distribution generally is equal to the amount of cash that could have been received instead of the common shares. Depending on the circumstances of the U.S. Shareholder, the tax on the distribution may exceed the amount of the distribution received in cash, in which case such U.S. Shareholder would have to pay the tax using cash from other sources. If a U.S. Shareholder sells the common shares it receives as a dividend in order to pay this tax and the sales proceeds are less than the amount required to be included in income with respect to the dividend, such U.S. Shareholder could have a capital loss with respect to the common shares sale that could not be used to offset such dividend income. A U.S. Shareholder that receives common shares pursuant to a distribution generally has a tax basis in such common shares equal to the amount of cash that could have been received instead of such common shares as described above, and a holding period in such common shares that begins on the day following the payment date for the distribution.

Capital Gain Distributions.    Distributions that we properly designate as capital gain dividends (and undistributed amounts for which we properly make a capital gains designation) will be taxable to U.S. Shareholders as gains (to the extent that they do not exceed our actual net capital gain for the taxable year) from the sale or disposition of a capital asset. Depending on the period of time we have held the assets which produced these gains, and on certain designations, if any, which we may make, these gains may be taxable to non-corporate U.S. Shareholders at either a 15% or a 25% rate, depending on the nature of the asset giving rise to the gain. Corporate U.S. Shareholders may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

Passive Activity Losses and Investment Interest Limitations.    Distributions we make and gain arising from the sale or exchange by a U.S. Shareholder of our shares will be treated as portfolio income. As a result, U.S. Shareholders generally will not be able to apply any “passive losses” against this income or gain. A U.S. Shareholder may elect to treat capital gain dividends, capital gains from the disposition of stock and qualified dividend income as investment income for purposes of computing the investment interest limitation, but in such case, the shareholder will be taxed at ordinary income rates on such amount. Other distributions we make (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our shares, however, will not be treated as investment income under certain circumstances.

Retention of Net Long-Term Capital Gains.    We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. If we make this election, on a “Capital Gains Designation,” we would pay tax on our retained net long-term capital gains. In addition, to the extent we make a Capital Gains Designation, a U.S. Shareholder generally would:

(i)	include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls (subject to certain limitations as to the amount that is includable);

(ii)	be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. Shareholder’s long-term capital gains;

(iii)	receive a credit or refund for the amount of tax deemed paid by it;

(iv)	increase the adjusted basis of its shares by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

(v)	in the case of a U.S. Shareholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated.

Dispositions of Shares.    Generally, if you are a U.S. Shareholder and you sell or dispose of your shares, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted basis in the shares for tax purposes. This gain or loss will be capital if you have held the shares as a capital asset and will be long-term capital gain or loss if you have held the shares for more than one year. However, if you are a U.S. Shareholder and you recognize loss upon the sale or other disposition of shares that you have held for six months or less (after applying certain holding period rules), the loss you recognize will be treated as a long-term capital loss, to the extent you received distributions from us which were required to be treated as long-term capital gains. All or a portion of any loss a U.S. Shareholder realizes upon a taxable disposition of our shares may be disallowed if the U.S. Shareholder purchases substantially identical stock within the 61-day period beginning 30 days before and ending 30 days after the disposition.

Medicare Tax on Unearned Income.    For taxable years beginning after December 31, 2012, certain taxable U.S. stockholders who are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividends on our common stock and net gains from the disposition of our common stock. Taxable U.S. stockholders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to any of their income or gains in respect to common stock.

Information Reporting, FATCA, and Backup Withholding.    We report to our U.S. Shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a shareholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Shareholder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status. U.S. stockholders that hold their stock through foreign accounts or intermediaries will be subject to U.S. withholding tax (the so-called FATCA tax) at a rate of 30% on dividends (or redemption proceeds treated as dividends) paid on or after January 1, 2014 and proceeds of sale (which, for this purpose, includes a redemption treated as a sale, as well as a distribution treated as a return of capital or giving rise to capital gain) of our common or preferred stock paid on or after January 1, 2017 if certain disclosure requirements related to U.S. accounts are not satisfied. See “—Taxation of Non-U.S. Shareholders.”

Taxation of Tax-Exempt Shareholders

The IRS has ruled that amounts distributed as dividends by a qualified REIT do not constitute unrelated business taxable income, or UBTI, when received by a tax-exempt entity. Based on that ruling, dividend income from us will not be UBTI to a tax-exempt shareholder so long as the tax-exempt shareholder (except certain tax-exempt shareholders described below) has not held its shares as “debt financed property” within the meaning of the Code (generally, shares, the acquisition of which was financed through a borrowing by the tax exempt shareholder) and the shares are not otherwise used in a trade or business. Similarly, income from the sale of shares will not constitute UBTI unless a tax-exempt shareholder has held its shares as “debt financed property” within the meaning of the Code or has used the shares in its trade or business.

For tax-exempt shareholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Code Sections 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in our shares will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their own tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension held REIT” may be treated as UBTI as to certain types of trusts that hold more than 10% (by value) of the interests in the REIT.

A REIT will not be a “pension held REIT” if it is able to satisfy the “not closely held” requirement without relying upon the “look-through” exception with respect to certain trusts. We do not expect to be classified as a “pension held REIT,” but because our shares are publicly traded, we cannot guarantee this will always be the case.

Tax-exempt shareholders are encouraged to consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of an investment in our shares.

Taxation of Non-U.S. Shareholders

The rules governing U.S. federal income taxation of non-U.S. Shareholders (defined below) are complex. This section is only a summary of such rules. We urge non-U.S. Shareholders to consult their own tax advisors to determine the impact of foreign, federal, state, and local income tax laws on ownership of shares, including any reporting requirements. As used herein, the term “non-U.S. Shareholder” means any taxable beneficial owner of our shares (other than a partnership or entity that is treated as a partnership for U.S. federal income tax purposes) that is not a taxable U.S. Shareholder.

Ordinary Dividends.    A non-U.S. Shareholder that receives a distribution that is not attributable to gain from our sale or exchange of U.S. real property interests (as defined below) and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable income tax treaty reduces or eliminates the tax. Under some treaties, however, rates below 30% that are applicable to ordinary income dividends from U.S. corporations may not apply to ordinary income dividends from a REIT or may apply only if the REIT meets certain additional conditions. If a distribution is treated as effectively connected with the non-U.S. Shareholder’s conduct of a U.S. trade or business, however, the non-U.S. Shareholder generally will be subject to the federal income tax and the federal alternative minimum tax (subject to a special adjustment for non-resident alien individuals) on the distribution, in the same manner as taxable U.S. Shareholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a non-U.S. Shareholder that is a non-U.S. corporation unless the rate is reduced or eliminated by an applicable income tax treaty).

Return of Capital.    Except possibly with respect to gains subject to FIRPTA (as described below), a non-U.S. Shareholder will not incur tax on a distribution to the extent it exceeds our current and accumulated earnings and profits if such distribution does not exceed the adjusted basis of its shares. Instead, such distribution in excess of earnings and profits will reduce the adjusted basis of such shares. A non-U.S. Shareholder will be subject to tax to the extent a distribution exceeds both our current and accumulated earnings and profits and the adjusted basis of its shares, if the non-U.S. Shareholder otherwise would be subject to tax on gain from the sale or disposition of its shares, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution just as we would withhold on a dividend. However, a non-U.S. Shareholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

Capital Gain Dividends.    Provided that a particular class of our shares is “regularly traded” on an established securities market in the United States, and the non-U.S. Shareholder does not own more than 5% of the shares of such class at any time during the one-year period preceding the distribution, then amounts distributed with respect to those shares that are designated as capital gains from our sale or exchange of U.S. real property interests are treated as ordinary dividends taxable as described above under “—Ordinary Dividends.”

If the foregoing exception does not apply, for example, because the non-U.S. Shareholder owns more than 5% of our shares, the non-U.S. Shareholder will incur tax on distributions that are attributable to gain from our sale or exchange of U.S. real property interests under the provisions of the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, and would generally be required to file a U.S. federal income tax return. The term “U.S. real property interests” includes certain interests in real property and shares in corporations at least 50% of whose assets consists of interests in real property, but excludes mortgage loans and mortgage-backed securities. Under FIRPTA, a non-U.S. Shareholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if such gain were effectively connected with a U.S. business of the non-U.S. Shareholder. A non-U.S. Shareholder thus would be taxed on such a distribution at the normal capital gain rates applicable to taxable U.S. Shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual). A corporate non-U.S. Shareholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on distributions subject to FIRPTA. We must withhold 35% of any distribution that we could designate as a capital gain dividend. However, if we make a distribution and later designate it as a capital gain dividend, then (although such distribution may be taxable to a non-U.S. Shareholder) it is not subject to withholding under FIRPTA. Instead, we must make up the 35% FIRPTA withholding from distributions made after the designation, until the amount of distributions withheld at 35% equals the amount of the distribution designated as a capital gain dividend. A non-U.S. Shareholder may receive a credit against its FIRPTA tax liability for the amount we withhold, provided that the required information is timely supplied to the IRS.

Distributions to a non-U.S. Shareholder that we designate at the time of distribution as capital gain dividends which are not attributable to or treated as attributable to our disposition of a U.S. real property interest generally will not be subject to U.S. federal income taxation, except as described below under “—Sale of Stock.”

Stock Dividends.    The IRS recently issued a revenue procedure regarding the tax treatment of stock distributions paid by a REIT. Under that guidance, which applies to distributions declared on or before December 31, 2012 with respect to taxable years ending on or before December 31, 2011, a REIT may pay up to 90% of a distribution in common stock. No determination has been made as to whether we will make future distributions in a combination of cash and common shares that meet the IRS requirements. Such distributions would, however, be subject to withholding tax in the same manner as described herein under “—Ordinary Dividends” and “—Capital Gain Dividends.”

Sale of Stock.    A non-U.S. Shareholder generally will not incur tax under FIRPTA on gain from the sale of its shares as long as we are a “domestically controlled REIT.” A “domestically controlled REIT” is a REIT in which at all times during a specified testing period non-U.S. persons hold, directly or indirectly, less than 50% in value of the shares. We believe that we are currently a “domestically controlled REIT.” Because our common shares are publicly traded, however, we cannot guarantee that we are or will continue to be a domestically controlled REIT. In addition, a non-U.S. Shareholder that owns, actually or constructively, 5% (as determined under applicable Treasury Regulations) or less of a class of our outstanding shares at all times during a specified testing period will not incur tax under FIRPTA on a sale of such shares if the shares are “regularly traded” on an established securities market.

If neither of these exceptions were to apply, the gain on the sale of the shares would be taxed under FIRPTA, in which case a non-U.S. Shareholder would be required to file a U.S. federal income tax return and would be taxed in the same manner as taxable U.S. Shareholders with respect to such gain (that is, the non-U.S. Shareholder generally would be subject to the federal income tax and the federal alternative minimum tax (subject to a special adjustment for non-resident alien individuals) on the sale), and, if the sold shares were not regularly traded on an established securities market or we were not a domestically-controlled REIT, the purchaser of the shares may be required to withhold and remit to the IRS 10% of the purchase price. Additionally, a corporate non-U.S. Shareholder may also be subject to the 30% branch profits tax on gains from the sale of shares taxed under FIRPTA.

A non-U.S. Shareholder will incur tax on gain not subject to FIRPTA if (1) the gain is effectively connected with the non-U.S. Shareholder’s U.S. trade or business, in which case the non-U.S. Shareholder will be subject to the same treatment as taxable U.S. Shareholders with respect to such gain, or (2) the non-U.S. Shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. Shareholder will incur a 30% tax on his capital gains. Capital gains dividends not subject to FIRPTA will be subject to similar rules. A non-U.S. Shareholder that is treated as a corporation for U.S. federal income tax purposes and has effectively connected income (as described in the first point above) may also, under certain circumstances, be subject to an additional branch profits tax, which is generally imposed on a foreign corporation on the deemed repatriation from the United States of effectively connected earnings and profits, at a 30% rate, unless the rate is reduced or eliminated by an applicable income tax treaty.

Information Reporting and Backup Withholding.    We must report annually to the IRS and to each non-U.S. Shareholder the amount of distributions paid to such holder and the tax withheld with respect to such distributions, regardless of whether withholding was required. Copies of the information returns reporting such distributions and withholding may also be made available to the tax authorities in the country in which the non-U.S. Shareholder resides under the provisions of an applicable income tax treaty.

Backup withholding and additional information reporting will generally not apply to distributions to a non-U.S. Shareholder provided that the non-U.S. Shareholder certifies under penalty of perjury that the Shareholder is a non-U.S. Shareholder, or otherwise establishes an exemption. Backup withholding is not an additional tax and may be credited against a non-U.S. Shareholder’s U.S. federal income tax liability or refunded to the extent excess amounts are withheld, provided that the required information is timely supplied to the IRS.

Additional FATCA Withholding.    The Foreign Account Tax Compliance Act provisions of the Hiring Incentives to Restore Employment Act (generally referred to as “FATCA”), will impose a 30% U.S. withholding tax on certain U.S. source payments of interest, dividends, or other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends (“withholdable payments”). Such withholding applies to amounts paid to a foreign financial institution (including amounts paid to a foreign financial institution on your behalf) unless that foreign financial institution enters into an agreement with the U.S. Treasury to satisfy the due diligence, reporting, withholding and other requirements imposed by the legislation or otherwise complies with FATCA. The legislation also generally imposes a withholding tax of 30% on withholdable payments made to a non-financial foreign entity, unless that entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. Under recently issued final Treasury Regulations, these rules generally apply to payments in respect of securities (such as our shares) paid on or after January 1, 2014, and to gross proceeds from the sale or other disposition of securities (such as our shares) paid on or after January 1, 2017. Non-U.S. Holders should consult their own tax advisors regarding the implications of FATCA and the recently issued Treasury Regulations on their investment in our shares.

Other Tax Considerations

State and Local Considerations.    We may be subject to state or local taxation or withholding in various state or local jurisdictions, including those in which we transact business and our shareholders may be subject to state or local taxation or withholding in various state or local jurisdictions, including those in which they reside. Our state and local tax treatment may not conform to the federal income tax treatment discussed above. In addition, your state and local tax treatment may not conform to the federal income tax treatment discussed above. You are encouraged to consult your own tax advisors regarding the effect of state and local tax laws on an investment in our shares.

Possible Federal Tax Developments.    The rules dealing with federal income taxation are constantly under review by the IRS, the Treasury Department and Congress. New federal tax legislation or other provisions may be enacted into law or new interpretations, rulings or Treasury Regulations could be adopted, all of which could affect the taxation of the Company or of its stockholders. No prediction can be made as to the likelihood of passage of any new tax legislation or other provisions either directly or indirectly affecting the Company or its stockholders. Consequently, the tax treatment described herein may be modified prospectively or retroactively by legislative, judicial or administrative action.

PLAN OF DISTRIBUTION

The Company may sell the Offered Securities to one or more underwriters for public offering and sale by them or may sell the Offered Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

Underwriters may offer and sell the Offered Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale, or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company’s agents to offer and sell the Offered Securities upon the terms and conditions set forth in an applicable Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions from the underwriters or commissions from the purchasers for whom they may act as agent.

Any compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company’s agents to solicit offers by certain institutions to purchase Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts (“Contracts”) providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to Contracts shall be not less or more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Offered Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) if the Offered Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts.

Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

The Prospectus Supplement will explain whether or not the Offered Securities will be listed on a national securities exchange. The Company cannot assure you that there will be a market for any of the Offered Securities.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Associated Estates Realty Corporation for the year ended December 31, 2012, and the audited statements of revenue and certain operating expenses of The Apartments at the Arboretum, 21 Forty Medical District and The Park at Crossroads included on pages 4, 7 and 10 of Associated Estates Realty Corporation’s Current Report on Form 8-K dated March 13, 2013 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the Offered Securities as well as certain legal matters described under “Material Federal Income Tax Considerations” have been passed upon for the Company by Baker & Hostetler LLP, Cleveland, Ohio. Albert T. Adams, a director of the Company, is a partner in Baker & Hostetler LLP. Certain legal matters with respect to the Offered Securities may be passed upon by counsel for any underwriters, dealers or agents, each of whom will be named in the applicable Prospectus Supplement.

6,500,000 Shares

Associated Estates Realty Corporation

Common Shares

PROSPECTUS SUPPLEMENT

May 29, 2013

Joint Book-Running Managers

Citigroup

BofA Merrill Lynch

Wells Fargo Securities

Co-Lead Managers

Jefferies

Raymond James

Co-Managers

Barclays

Cantor Fitzgerald & Co.

Sandler O’Neill + Partners, L.P.

Compass Point

RBS